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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

COST PLUS, INC.
(Name of Subject Company)

COST PLUS, INC.
(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

221485105
(CUSIP Number of Class of Securities)

Barry J. Feld
Chief Executive Officer
Cost Plus, Inc.
200 4th Street
Oakland, California 94607
(510) 893-7300

With copies to:
Brian J. McCarthy
Rick C. Madden
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Suite 3400
Los Angeles, California 90071
(213) 687-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.    SUBJECT COMPANY INFORMATION.

Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is Cost Plus, Inc., a California corporation (the "Company," "we" or "us"). The Company's principal executive offices are located at 200 4th Street, Oakland, California 94607. The Company's telephone number at such address is (510) 893-7300.

Securities.

        The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock (the "Company Common Stock"), par value $0.01 per share (each, a "Share"). As of May 23, 2012, there were 22,515,752 Shares issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

        The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in "Item 1. Subject Company Information—Name and Address."

Offer.

        This Schedule 14D-9 relates to the tender offer by Blue Coral Acquisition Corp., a California corporation ("Merger Sub") and a wholly owned subsidiary of Bed Bath & Beyond Inc., a New York corporation ("Parent"), as disclosed in the Tender Offer Statement on Schedule TO, dated May 25, 2012 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding Shares at a purchase price of $22.00 per Share (the "Offer Price"), net to the holder in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2012 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal," and, together with the Offer to Purchase, the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 8, 2012 (as amended or modified from to time, the "Merger Agreement"), among the Company, Parent and Merger Sub. The Merger Agreement provides, among other things, that, following the completion of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger") in accordance with the California Corporations Code (the "California Code"). The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed, the Merger may only be consummated after the shareholders of the Company holding a majority in voting power of the outstanding Shares have adopted the Merger Agreement and approved the Merger at a meeting of shareholders. Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and as a wholly owned subsidiary of Parent. As a result of the Merger, at the Effective Time, each issued and outstanding Share (other than shares owned by Parent or the Company, and Shares held by shareholders who are entitled to demand and have properly demanded dissenters' rights in accordance with Chapter 13 of the California Code) will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Offer is initially scheduled to expire at 5:00 p.m., New York City time, on June 28, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the Securities and Exchange Commission (the "SEC") or applicable law (as so extended, if applicable, the "Expiration Time").

        The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

        As set forth in the Schedule TO, the address of the principal executive offices of the Parent and Merger Sub is 650 Liberty Avenue, Union, New Jersey 07083, and the telephone number at such principal offices is (908) 688-0888.

        Information about the Offer, this Schedule 14D-9, the Schedule TO, the Merger Agreement and related materials with respect to the Offer can be found on the Company's website at www.worldmarket.com.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as set forth in this Schedule 14D-9 or in the Information Statement attached to this Schedule 14D-9 as Annex A (the "Information Statement") and incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of the Company's executive officers, directors or affiliates or (y) Parent, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand.

        Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Relationship with Parent and its Affiliates.

  Merger Agreement.

        On May 8, 2012, the Company, Parent and Merger Sub entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. The summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform shareholders of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, and were made solely for the benefit of the parties to the Merger Agreement. Further, the representations and warranties in the Merger Agreement are not intended as a statement of fact but instead represent an allocation among the parties to the Merger Agreement of the risks associated with particular matters regardless of the knowledge of any of the parties to the Merger Agreement. Such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. The Company's shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Disclosures about the Company and Parent contained in public reports filed with the SEC may supplement, update or modify the disclosures contained in the Merger Agreement.

  Representation on the Board.

        If Merger Sub accepts for payment the Shares tendered into the Offer, then from time to time thereafter Parent is entitled to designate to the Company's board of directors (the "Board"), subject to compliance with Section 14(f) of the Securities and Exchange Act of 1934 (together with the rules and regulations promulgated thereunder, the "Exchange Act") and Rule 14f-1 thereunder, representation equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors (giving effect to the increase described in this sentence) multiplied by (ii) the percentage that (a) the number of Shares beneficially or of record owned by Parent and Merger Sub (including Shares accepted for payment pursuant to the Offer) bears to (b) the number of Shares then outstanding. In the event that Parent's designees are appointed or elected to the Board, until the Effective Time, the Board will include at least two directors who are not officers, shareholders or affiliates of the Company or Parent and who will be independent for purposes of Rule 10A-3 under the Exchange Act (the "Independent Directors"). If the number of Independent Directors is reduced below two for any reason, the remaining Independent Director will be entitled to designate a person to fill such vacancy or, if no Independent Directors remain, the other directors will designate two Independent Directors to fill such vacancies. Subject to applicable law, the Company has agreed to take all action requested by Parent necessary to effect any election or appointment, including (x) subject to the Company's Amended and Restated Articles of Incorporation (as amended) and the Company's Amended and Restated Bylaws, increasing the size of the Board and (y) obtaining the resignation of such number of its current directors as is necessary to enable Parent's designees to be so elected or appointed to the Board in compliance with applicable law (including, to the extent applicable prior to the Effective Time, Rule 10A-3 under the Exchange Act). From time to time after the initial acceptance for payment by Merger Sub of Shares pursuant to the Offer (the "Acceptance Time"), the Company has agreed to take all action necessary to cause the individuals designated by Parent to be directors on the Board to constitute substantially the same percentage (rounding up where appropriate) as is on the Board on each committee of the Board to the fullest extent permitted by applicable law and the rules of The Nasdaq Stock Market ("Nasdaq"), and the Company will take all actions requested by Parent necessary to effect any such election or appointment. For more information, see Section 12—"Purpose of the Offer; Plans for Cost Plus" and Section 11—"The Merger Agreement; Other Agreements"—"Cost Plus' Board of Directors" in the Offer to Purchase.

        The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of shareholders as described in the Information Statement, and is incorporated herein by reference.

        The foregoing summary of the provisions of the Merger Agreement concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

  Confidentiality Agreement.

        On March 19, 2012, the Company and Parent entered into a confidentiality agreement, pursuant to which the Company agreed to furnish to Parent and its affiliates and representatives, on a confidential basis, certain information concerning the Company for the purpose of Parent's evaluation of a possible transaction with the Company.

        The foregoing summary is qualified in its entirety by reference to the confidentiality agreement, as modified by an amendment thereto on May 8, 2012, copies of which are filed as Exhibit (e)(2) to this Schedule 14D-9 and are incorporated herein by reference.

Interests of the Executive Officers and Directors of the Company in the Merger.

  Overview.

        Certain of the Company's executive officers and directors may have financial interests as a result of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that may be different from, or in addition to, the interests of holders of Shares generally. The special committee of independent and disinterested directors (the "Special Committee") of the Board was aware of these interests and considered them, among other matters, in determining whether to approve the Merger Agreement and the transactions contemplated thereby and to recommend to the Board that the Board approve the Merger Agreement and the transactions contemplated thereby. For further information with respect to the compensation arrangements between the Company and its executive officers and directors and affiliates described in this Item 3, please also see "Item 8. Additional Information—Golden Parachutes" below, which is incorporated herein by reference, and the Information Statement attached to this Schedule 14D-9 as Annex A and incorporated herein by reference under the headings "Corporate Governance—Director Compensation," "Executive Compensation," and "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters".

        Pursuant to the Merger Agreement, the Company has agreed to take all steps as may be required to cause to be exempt under Rule 14d-10 under the Exchange Act, any employment compensation, severance or employee benefit arrangements that have been or will be entered into after the date of the Merger Agreement by the Company or its subsidiaries with current or future directors, officers or employees of the Company or its subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

        In addition, pursuant to the Merger Agreement, Parent and Merger Sub have agreed prior to the Effective Time to use their respective reasonable best efforts to cause any dispositions of Shares (including derivative securities with respect thereto) by each individual who is an officer or director of the Company subject to Section 16 of the Exchange Act, to be exempt under Rule 16b-3 under the Exchange Act.

  Treatment of Outstanding Equity Awards.

  Treatment of Company Stock Options.

        The Merger Agreement provides that, prior to the expiration of the Offer, the Board will take such necessary actions to provide that, at the earlier of the completion of the Offer and the Effective Time, each then-outstanding option to purchase Shares (each, a "Company Stock Option"), whether or not exercisable, will, by virtue of the transactions contemplated by the Merger Agreement and without any action on the part of the holders, the Company or Parent, become fully vested and, immediately after the Effective Time, be cancelled and will only entitle the holder to receive, as soon as reasonably practicable following the Effective Time, an amount in cash, without interest and subject to applicable withholding tax, equal to (i) the excess, if any, of (a) the applicable Merger Consideration (as defined below) over (b) the exercise price per share of the Shares subject to such Company Stock Option multiplied by (ii) the number of Shares subject to such Company Stock Option. If the exercise price per share of any such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option will be cancelled and terminated without any cash payment or other consideration being made in respect thereof.

  Acknowledgement and Waiver Agreements.

        Concurrently with the execution of the Merger Agreement, each of Messrs. Feld and Turner and Ms. Baughman (the "Executives") entered into acknowledgement and waiver agreements ("Acknowledgement and Waiver Agreements"), each dated May 8, 2012, with the Company and Parent, pursuant to which the Executives agreed that, from May 8, 2012 until the Merger has been terminated in accordance with the Merger Agreement, they would not, without Parent's prior written consent, exercise, sell or otherwise transfer their respective Company Stock Options. However, Parent and the Company have also agreed pursuant to a letter agreement, dated May 18, 2012 (the "Letter Agreement"), that if the Company Stock Options granted to any of the Executives are scheduled to expire prior to the occurrence of the Effective Time, then subject to certain limitations, Parent will waive the restriction on exercise for such Company Stock Options.

        This summary of the Acknowledgement and Waiver Agreements and the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Acknowledgement and Waiver Agreements and the Letter Agreement, copies of which are filed as Exhibits (e)(17), (e)(18), (e)(19) and (e)(20), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

  Treatment of Company DSUs.

        The Merger Agreement provides that, prior to the expiration of the Offer, the Board will take such necessary actions to provide that, immediately after the Effective Time, each then-outstanding deferred stock unit (each, a "Company DSU") will, by virtue of the transactions contemplated by the Merger Agreement and without any action on the part of the holders, the Company or Parent, become fully vested and cancelled, and will only entitle the holder to receive, as soon as reasonably practicable following the Effective Time, an amount in cash, without interest and subject to applicable withholding tax, equal to (i) the applicable Merger Consideration multiplied by (ii) the number of Shares subject to such Company DSU at the Effective Time.

  Summary Table

        The following table shows, for each executive officer and each director, as applicable, as of May 23, 2012, (i) the number of shares subject to vested options held by him or her; (ii) the cash consideration that he or she will receive for such vested options immediately after completion of the Merger; (iii) the number of shares subject to unvested options held by him or her; (iv) the cash consideration that he or she will receive for such unvested options immediately after completion of the Merger; (v) the number of shares subject to deferred stock units held by him or her; (vi) the cash consideration that he or she will receive for such deferred stock units immediately after completion of the Merger; (vii) the total cash consideration he or she will receive for all unvested equity awards immediately after completion of the Merger; and (viii) the total cash consideration he or she will receive for all outstanding equity awards immediately after completion of the Merger. Mr. Feld, Ms. Baughman and Mr. Turner are the only executive officers of the Company.

Name	Number of Shares Subject to Vested Options (#)	Cash-Out Payment for Vested Options ($)	Number of Shares Subject to Unvested Options (#)	Cash-Out Payment for Unvested Options ($)	Number of Shares Subject to Deferred Stock Units (#)	Cash-Out Payment for Deferred Stock units ($)	Total Payment for Unvested Equity Awards ($)	Total Payment for Outstanding Equity Awards ($)
Executive Officers
Barry J. Feld	647,500	8,958,650	275,000	2,939,750	—	—	2,939,750	11,898,400
Jane L. Baughman	147,250	2,202,813	123,750	1,322,887	—	—	1,322,887	3,525,700
Jeffrey A. Turner	101,250	1,864,513	123,750	1,322,887	—	—	1,322,887	3,187,400
Directors
Joseph H. Coulombe	56,000	382,505	15,000	257,100	8,945	196,790	453,890	836,395
Clifford J. Einstein	29,500	536,345	12,000	205,680	8,945	196,790	402,470	938,815
Mark R. Genender	—	—	—	—	11,060	243,320	243,320	243,320
Danny W. Gurr	57,500	382,805	12,000	205,680	8,945	196,790	402,470	785,275
John C. Pound	—	—	—	—	11,060	243,320	243,320	243,320
Kim D. Robbins	54,500	382,205	12,000	205,680	8,945	196,790	402,470	784,675
Fredric M. Roberts	112,500	1,501,715	12,000	205,680	8,945	196,790	402,470	1,904,185
Kenneth T. Stevens	13,500	280,905	16,000	288,760	8,945	196,790	485,550	766,455

  Executive Agreements

  Employment Agreement with Mr. Feld.

        Other than the employment agreement with our Chief Executive Officer, Barry J. Feld, that we entered into when he commenced employment with the Company in October 2005 and that we amended in March and December 2008, we do not have employment agreements with our executive officers.

        Mr. Feld's employment agreement provides him with certain severance benefits in the event of a qualifying termination of employment in connection with a change in control of the Company, which, assuming consummation of the transactions contemplated by the Merger Agreement, would include the transactions that will be effected in connection with the Merger.

        In the event Mr. Feld's employment is terminated involuntarily other than for cause (as defined in Mr. Feld's employment agreement) by the Company on or within the 18-month period after a change in control, Mr. Feld is entitled to receive additional severance compensation, acceleration of his options, and certain continued benefits, provided he timely executes and does not revoke a release of claims. The severance compensation is made up of two parts: (1) a lump sum amount equal to three times the sum of Mr. Feld's then-current base compensation and target bonus in the year of termination and (2) a lump sum amount equal to 100% of Mr. Feld's target bonus for the year of termination (pro rated to the date of termination). Such severance compensation will be subject to any applicable tax withholdings and will generally be payable within 30 days after the termination of Mr. Feld's employment. In addition, any unvested stock options held by Mr. Feld will be accelerated and vested in full and the vesting of any outstanding performance share awards will accelerate assuming achievement at the target level (pro rated to the date of termination). He will also be entitled to reimbursement of COBRA premiums paid to continue participation in the Company's health, dental and vision insurance plans for a period of up to 18 months.

        In the event that the severance payments and other benefits provided for in Mr. Feld's employment agreement or otherwise payable to Mr. Feld constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and are subject to the excise tax imposed by Section 4999 of the Code, Mr. Feld will be paid the amount of the excise tax as well as an additional amount sufficient to pay his federal and state income taxes arising from all such payments.

        This summary of Mr. Feld's employment agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Employment Agreement and the Amendment to the Amended and Restated Employment Agreement, copies of which are filed as Exhibits (e)(12) and (e)(13), respectively, hereto and are incorporated herein by reference.

  Employment Severance Agreements.

        We have also entered into employment severance agreements with various executives, including our currently employed named executive officers. These employment severance agreements were amended and restated effective as of August 3, 2011 and provide the executive officers with certain severance benefits in the event of a qualifying termination of employment in connection with a change in control of the Company, which, assuming consummation of the transactions contemplated by the Merger Agreement, includes the transactions triggered as of the Effective Time.

        The employment severance agreements also provide for payments to our current named executive officers in the event an officer's employment is terminated involuntarily other than for cause (as defined in such agreements) by the Company on or within the 12-month period after a change in control. In such a case, the officer is entitled to receive additional severance compensation and certain continued benefits. The severance compensation is made up of two parts: (1) a lump sum amount equal to 150% of the sum of the officer's current base compensation plus target bonus in the year of termination, and (2) a lump sum amount equal to the officer's target bonus for the year of termination (pro rated to the date of termination) to the extent that the relevant performance targets are achieved by the Company, and to be paid at the time bonuses for the completed fiscal year are paid to other executives (or earlier, as required for purposes of Section 409A of the Code). Such severance compensation will be subject to any applicable tax withholdings and will generally be payable within 30 days after the termination of the officer's employment. In addition, the officer will be entitled to reimbursement of COBRA premiums paid to continue participation in the Company's health, dental and vision insurance plans for up to 18 months.

        Upon a change in control, the employment severance agreements provide for 100% vesting of any outstanding stock options and stock appreciation rights, as well as the lapse of all restrictions on any outstanding restricted stock and restricted stock units held by the officer. With respect to all awards that are subject to performance-based vesting, upon a change in control, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions will be deemed to be satisfied. Any payments made to the officers in respect of such vesting or lapse of restrictions will be pro-rated to reflect the amount of time the executive was employed during the applicable performance period.

        This summary of the employment severance agreement with various executives does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Employment Severance Agreements and the form of employee severance agreement, copies of which are filed as Exhibits (e)(14), (e)(15) and (e)(16), respectively, hereto and are incorporated herein by reference.

        In the event that the severance payments and other benefits provided for in such executive's respective employment severance agreement or otherwise payable to the executive constitute "parachute payments" within the meaning of Section 280G of the Code and are subject to the excise tax imposed by Section 4999 of the Code, the executive will either receive such lesser amount such that the excise tax will not apply, or will receive the full payments and pay the excise tax, whichever would leave the executive in a better after tax position.

        The following table presents, with respect to each executive officer, an estimate of the amounts of severance benefits payable in the event of an involuntary termination without cause following a change in control, estimated as of May 23, 2012. For a quantification of the value of the vesting of equity, see the tables above under "—Treatment of Outstanding Equity Awards."

Executive Officer	Severance Payments ($)
Barry J. Feld	7,526,284
Jane L. Baughman	1,117,396
Jeffrey A. Turner	1,075,303

  Employee Matters Following Closing.

        The Merger Agreement provides that, for a period beginning at the Effective Time and ending on January 26, 2013, employees of the Company and our subsidiaries (other than those whose terms and conditions of employment are governed by a collective bargaining agreement, the terms and conditions of which will be respected by Parent and the Surviving Corporation) who remain in the active employment of the Surviving Corporation and its subsidiaries ("Continuing Employees") will receive, at Parent's sole discretion, either (i) employee benefits that, in the aggregate, are substantially comparable to the employee benefits provided by the Company to the Continuing Employees under the Company's employee benefit plans immediately prior to the Effective Time or (ii) employee benefits that, in the aggregate, are substantially comparable to the employee benefits provided by Parent and its subsidiaries to its similarly situated U.S.-based employees generally, provided, in either case, that none of Parent, the Surviving Corporation or any of their subsidiaries will be required to take into account any defined benefit pension plans in determining whether employee benefits are substantially comparable in the aggregate.

        Each Continuing Employee will be given credit for service with the Company or our subsidiaries under any employee benefit plans or arrangements of Parent and its subsidiaries for purposes of eligibility and vesting solely to the extent past service was recognized for such Continuing Employee under the comparable benefit plan of the Company immediately prior to the Effective Time, and to the same extent past services is credited under such plans or arrangements for similarly situated employees of Parent, and not for purposes of benefit accrual or calculation of benefits.

        With respect to any welfare plan maintained by Parent in which Continuing Employees are eligible to participate after the Effective Time, Parent has also agreed to use its commercially reasonable efforts to (i) waive all limitations as to preexisting conditions and exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees solely to the extent such conditions and exclusions and waiting periods were satisfied or did not apply to such employees under the welfare plans maintained by the Company and its subsidiaries prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments or deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan, to the extent credited under the welfare plans maintained by the Company prior to the Effective Time.

        The Continuing Employees are not third-party beneficiaries under the Merger Agreement and have no right to enforce or rely on the representations, warranties or covenants or any descriptions thereof of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

Indemnification; Directors' and Officers' Insurance.

        The Company's directors and officers are entitled under the Merger Agreement to continued indemnification, advancement of expenses and director and officer insurance coverage. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see Section 12—"Purpose of the Offer; Plans for Cost Plus" and Section 11—"The Merger Agreement; Other Agreements"—"Indemnification, Exculpation and Insurance" in the Offer to Purchase.

Arrangements with Significant Shareholders.

  Support and Tender Agreements.

        Concurrently with the execution of the Merger Agreement, affiliates of Stephens Investments Holdings LLC ("Stephens") and Red Mountain Capital Partners LLC ("Red Mountain"), the two largest shareholders of the Company, entered into support and tender agreements with Parent and Merger Sub, dated as of May 8, 2012 (the "Support and Tender Agreements"), pursuant to which such shareholders have agreed to tender all of their Shares in the Offer upon the terms and subject to the conditions of such agreements and, if requested by Parent, to vote in favor of the Merger, upon the terms and subject to the conditions of such agreements. At May 23, 2012, the Shares subject to the Support and Tender Agreements comprised approximately 26% of the outstanding Shares. The Support and Tender Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement. This summary of the Support and Tender Agreements does not purport to be complete and is qualified in its entirety by reference to the Support and Tender Agreements, copies of which are filed as Exhibits (e)(3), (e)(4) and (e)(5), respectively, hereto and are incorporated herein by reference. Shareholders are urged to read the Support and Tender Agreements in their entirety for a more complete description of their terms.

  Confidentiality Arrangements.

        Prior to entering into the Support and Tender Agreements, the Company entered into confidentiality arrangements with each of Stephens and Red Mountain.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board.

        At a meeting held on May 8, 2012, the Special Committee unanimously recommended to the Board that the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are advisable, fair to and in the best interests of the Company and its shareholders and recommended that the Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

        After considering the unanimous recommendations of the Special Committee and all other factors which the Board deemed relevant, the Board unanimously (i) authorized, approved and declared advisable the execution, delivery and performance of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determined that the terms of the Merger Agreement, including the Offer, the Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the shareholders of the Company, (iii) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the shareholders of the Company if Section 1101(e) of the California Code is not satisfied or is otherwise required by applicable law, (iv) recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, to the extent required by applicable law, vote their Shares in favor of adoption of the Merger Agreement and approval of the transactions contemplated thereby, (v) resolved that the Merger Agreement and the transactions contemplated thereby (including the Offer, the Top-Up (as defined below) and the Merger) are exempt from any takeover or anti-takeover laws and (vi) authorized, adopted and approved the grant of the Top-Up and the issuance of the Top-Up Shares (as defined below) thereunder.

        Accordingly, for the reasons described in more detail below, the Board unanimously recommends that Company's shareholders accept the Offer and tender their Shares in the Offer.

        A copy of the letter to shareholders communicating the Board's recommendation is filed as Exhibit (a)(2)(A) hereto and is incorporated by reference.

Background and Reasons for the Recommendation.

  Background of the Offer.

        As part of their ongoing activities and review of the Company's business and financial performance, the Board and senior management regularly evaluate the Company's long-term strategic relationships, including capital formation or other investment transactions, potential strategic alliances, prospects for mergers and acquisitions, strategic acquisitions and divestitures and other business combinations as well as its continued operations as an independent company, each with a view toward maximizing shareholder value.

        In October of 2009, the Company's financial advisor, Peter J. Solomon Company ("PJSC"), as part of a review of the Company's strategic alternatives, approached several potential partners identified by PJSC, including Parent, concerning a possible strategic equity investment in the Company or potential strategic partnerships. On October 14, 2009, Parent and the Company entered into a confidentiality agreement and Parent attended a management presentation prepared by the Company's management with the assistance of PJSC providing a business overview of the Company. Parent subsequently informed PJSC that it was interested in pursuing a strategic relationship with the Company relating to a "store-within-a-store" concept.

        During 2010, Parent and the Company discussed and negotiated the terms of this strategic relationship in which the Company would provide Parent with product and merchandising support, focused on testing the viability of expanded food and beverages departments within Parent's stores. On June 4, 2010, the parties entered into a second confidentiality agreement. In the fall of 2010, Parent opened "World Market" food and beverages departments within three of Parent's stores ("the In-Store Test Program"). These departments were successful, both in terms of customer reaction and sales performance. As a result, the In-Store Test Program was expanded to a fourth store in late 2011. From time to time, the parties spoke informally about a possible expanded strategic relationship, but no formal proposals were made.

        On January 16, 2012, Barry Feld, President and Chief Executive Officer of the Company, spoke by telephone with Steven Temares and Gene Castagna, the Chief Executive Officer and Chief Financial Officer of Parent, to arrange a meeting on February 2, 2012 to discuss the possible expansion of the In-Store Test Program.

        On February 2, 2012, Mr. Feld met with Mr. Temares, Mr. Castagna and other representatives of Parent, at which time Messrs. Temares and Castagna raised the possibility of a business combination with the Company. This discussion was preliminary in nature and neither price nor the material terms of a potential transaction were discussed at this meeting. Mr. Temares indicated (i) that Parent's interest in exploring a possible acquisition of the Company was contingent on its being discussed on a confidential basis, (ii) that Parent would not engage in discussions if it would be used as a "stalking horse" in a sale process, and (iii) that Parent required any possible acquisition be negotiated and completed quickly. These positions were reiterated by Mr. Temares during a telephone conversation with Mr. Feld on February 8, 2012.

        On February 28, 2012, at the next meeting of the Board that followed the February 2, 2012 meeting with Messrs. Temares and Castagna, Mr. Feld discussed with the Board the possibility of a potential business combination with Parent. The Board resolved to form a special committee to consider the Company's strategic alternatives, including a potential transaction with Parent, authorized the engagement of PJSC as its financial advisor in connection with evaluating strategic alternatives, and instructed Mr. Feld to engage in preliminary discussions with representatives of Parent regarding a possible transaction.

        On February 29, 2012, at the next meeting of the board of directors of Parent that followed the February 2, 2012 meeting with Mr. Feld, Messrs. Temares and Castagna and other members of Parent's management informed Parent's board of their recent discussions with Mr. Feld regarding a potential acquisition of the Company.

        On March 1, 2012, Mr. Feld informed Mr. Temares that the Board had discussed the possibility of a business combination with Parent, formed a special committee, and had authorized the engagement of PJSC as its financial advisor in connection with assessing strategic alternatives for the Company, including a sale to Parent.

        On March 19, 2012, Parent and the Company executed a third confidentiality agreement allowing for the conduct of due diligence involving non-public information, and pursuant to which Parent agreed, subject to certain exceptions, to a customary provision providing that Parent would not pursue an acquisition of the Company without the approval of the Board. Around the same time, Parent initiated its due diligence review of the Company with the support of its legal, financial and accounting advisors. As part of the diligence process, the Company and its representatives provided Parent with certain information regarding its business and operations. At this time, the Board and senior management were completing their review of the Company's financial results for the fiscal year ended

January 28, 2012. As a result, Mr. Feld informed Mr. Temares that any further discussions regarding the potential transaction would continue following the finalization of the Company's financial statements for the fiscal year ended January 28, 2012 and the public announcement of those results.

        On March 22, 2012, the Company issued a press release regarding its fourth quarter and full year sales and earnings data for fiscal 2011 in which it also provided initial guidance for the first quarter and full year of fiscal 2012.

        On March 27, 2012, Mr. Feld informed Mr. Temares that the Company was further evaluating a potential business combination between the Company and Parent and that the potential transaction would be discussed at the next meeting of the Board.

        On April 11, 2012 and April 12, 2012, Mr. Temares and Mr. Castagna met in Oakland, California, to attend management presentations from the Company's management, including in connection with the potential transaction. Messrs Temares and Castagna also met separately with Mr. Feld, Jane Baughman, Chief Financial Officer of the Company, Jeffrey Turner, Chief Information Officer of the Company and representatives of PJSC to further explore the possible acquisition of the Company by Parent.

        In mid-April, 2012, Parent formally selected Goldman, Sachs & Co. ("Goldman Sachs") as its financial advisor in connection with the possible acquisition of the Company.

        On April 17, 2012, during a telephone conversation between Messrs. Feld and Temares, Mr. Temares reaffirmed Parent's interest in pursuing an acquisition of the Company.

        Also on April 17, 2012, Parent instructed Proskauer Rose LLP ("Proskauer"), Parent's legal advisor, to draft a form of merger agreement that would accompany an offer letter anticipated to be delivered to the Company on or prior to April 27, 2012.

        On April 27, 2012, Parent sent a non-binding offer letter and an initial draft of the merger agreement to PJSC, in which Parent proposed to acquire all outstanding shares of the Company's common stock for $21.50 per share, in cash. The offer letter stressed Parent's ability to move quickly, noting that it had sufficient cash on hand and therefore did not require any financing contingency and had the personnel and resources available to perform due diligence and fully negotiate the merger agreement in less than two weeks. The draft merger agreement provided for, among other things: (i) a tender offer with a second step merger, with ability to terminate the tender offer under certain circumstances to proceed with a one-step merger, (ii) a no-shop provision with a fiduciary out for superior proposals, (iii) a termination fee equal to 4% of the aggregate consideration generally, (iv) a termination fee of 1.5% of the aggregate consideration in the event the Company was unable to obtain the requisite shareholder approval of the merger agreement and the transactions contemplated thereby, including the merger, and (v) a request that certain shareholders (including members of senior management) of the Company execute tender and support agreements in favor of Parent.

        On April 29, 2012, the Special Committee met to discuss Parent's April 27th proposal. At this meeting, PJSC gave a presentation to the Special Committee regarding certain of the financial aspects of the offer, including price, and the Special Committee discussed potential responses. After a lengthy discussion, the Special Committee authorized representatives of PJSC to contact representatives of Goldman Sachs and inform them that the Special Committee would not recommend a potential transaction at a $21.50 price per share.

        During the period between April 27, 2012 and May 1, 2012, representatives of PJSC and Goldman Sachs engaged in negotiations regarding the price per share proposed by Parent in its offer letter and certain terms contained in the initial draft of the merger agreement.

        On May 1, 2012, following multiple conversations among representatives of PJSC and Goldman Sachs during which representatives of PJSC informed representatives of Goldman Sachs that the Board would not proceed with a transaction at the $21.50 price, representatives of Goldman Sachs informed representatives of PJSC that Parent had agreed to increase its offer to $22.00 per share and was not willing to increase the price further. Representatives of Goldman Sachs also informed representatives of PJSC that Parent would withdraw its offer if the Company did not respond to this final offer by noon on May 2, 2012. Following this discussion, the Special Committee met on May 1, 2012 to discuss the status of the negotiations, including the revised offer price. Representatives of PJSC discussed with the members of the special committee its financial analyses. After PJSC's presentation, the Special Committee further discussed the value of the potential transaction, the possible interest of any third party to acquire the Company at a purchase price in excess of $22.00 per share, the risks and opportunities associated with continuing as a standalone entity including the Company's strategic plan, the historical operating and financial results and the short-term and long-term outlook for the Company, as well as macroeconomic factors, and the potential negative impact to the Company's shareholders in the event the Company's growth strategy experienced any setbacks or delays. After these discussions, the Special Committee authorized representatives of PJSC and senior management to continue negotiations with respect to the proposed acquisition on the basis of a price of $22.00 per share.

        From May 2, 2012 through May 6, 2012, the Company's and Parent's respective negotiating teams, including Proskauer and Skadden, Arps, Slate, Meagher and Flom LLP ("Skadden"), legal advisor to the Company, discussed and negotiated the outstanding issues with respect to the terms of the proposed transaction, including (i) whether the Company would be entitled to solicit additional bids during a go-shop period, (ii) the amount of the termination fee payable by the Company and (iii) various non-economic terms relating to the proposed transaction, including the timing of closing and whether a termination fee would be payable in the event the Company was unable to obtain the requisite shareholder vote to adopt the merger agreement and approve the merger. On May 4, 2012, during a conference call between representatives of Proskauer and representatives of Skadden, Proskauer informed Skadden that Parent was not prepared to agree to a go-shop provision, which they viewed as unnecessary under California law. During this time, Parent and its representatives continued to perform their legal and financial due diligence review of the Company's business and operations.

        On May 6, 2012, the Board met to discuss further, among other things, the value of the potential transaction, the risks associated with continuing as a standalone entity, and the potential negative impact to the Company's shareholders in the event the Company's growth strategy experienced any setbacks or delays in implementation.

        Following the Board meeting, representatives of Skadden informed representatives of Proskauer that the Company was willing to proceed with the transaction without a go-shop provision, provided that (i) the termination fee was lowered to $16.25 million (which represented approximately 2.97% of equity value), (ii) the tender offer period was extended so that it would not expire until 50 days following the execution of the merger agreement to provide for additional time for possible competing offers from third parties for the Company, and (iii) the 1.5% termination fee requested by Parent in the event the Company was unable to obtain the requisite shareholder approval of the merger agreement and the transactions contemplated thereby was changed to an expense reimbursement obligation of up to $1.5 million, payable under certain circumstances. On May 7, 2012, Parent agreed to proceed with the proposed transaction on the basis of this proposal from the Company.

        On May 7, 2012 and May 8, 2012, representatives of Parent and the Company, together with their legal advisors, finalized the merger agreement. During the same time, Parent and representatives of Stephens and of Red Mountain Capital Partners II, L.P. and Red Mountain Capital Partners III, L.P. negotiated and finalized the respective tender and support agreements and Parent informed the Company that it would not require members of the Company's senior management to sign support and tender agreements.

        In the early afternoon of May 8, 2012, the board of directors of Parent convened a special meeting, together with Parent's management and outside legal and financial advisors. During this meeting, management presented its final due diligence findings regarding the Company, Proskauer summarized the material terms of the proposed merger agreement and the tender and support agreements, as well as certain legal aspects related to the proposed transaction, and representatives of Goldman Sachs reviewed for Parent's directors certain financial aspects of the proposed transaction. Parent's board of directors discussed, among other things, the business rationale for the acquisition of the Company, the results of the due diligence review, and the terms of the proposed transaction. Following such discussions, Parent's board of directors, by unanimous vote, authorized, approved and declared advisable the merger agreement, the offer, the merger and other transactions contemplated thereby and the tender and support agreements.

        Also on May 8, 2012, the Special Committee along with the other members of the Board held a joint meeting, together with representatives from PJSC and Skadden, to discuss the proposed transaction. At this meeting, the Special Committee presented to the entire Board its report evaluating the proposed transaction, Skadden presented its summary of the material terms of the proposed merger agreement and the tender and support agreements as well as certain legal aspects related to the proposed transaction, and representatives of PJSC reviewed for the Board certain financial aspects of the proposed transaction. The entire Board then engaged in an extensive discussion regarding various considerations raised in the special committee's report, including the risks and opportunities associated with the Company's standalone business plan, the risk adjusted value associated with Parent's proposal and certain of the material terms of Parent's proposal, including the reduction in the break-up fee and the fact that the tender offer must remain open a minimum of 50 calendar days after the date of the merger agreement which would permit any interested party to make a superior proposal. Mr. Feld also informed the Board that he had received strong support for the proposed transaction from the major shareholders of the Company. Following such discussions, the Special Committee unanimously recommended that the entire Board approve the proposed transaction. Acting on the recommendation of the Special Committee, the entire Board unanimously authorized, approved and declared advisable the execution, delivery and performance of the merger agreement, the offer, the merger and the other transactions contemplated thereby, and resolved to recommend that the shareholders of the Company tender their Shares pursuant to the offer, and if necessary, adopt the merger agreement and approve the merger.

        After the close of business on May 8, 2012, Parent, Purchaser and the Company executed the Merger Agreement, and Parent, Purchaser and the respective parties thereto executed the Support and Tender Agreements.

        On the morning of May 9, 2012, Parent and the Company issued a joint press release announcing the proposed transaction.

        The information set forth above regarding Parent and Merger Sub was provided by Parent, and neither the Company nor any of its representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which the Company, its affiliates and/or representatives did not participate. For a review of Parent's additional activities relating to these contacts, please refer to the Section 10—"Background of the Offer; Past Contacts or Negotiations with Cost Plus" in the Offer to Purchase.

  Reasons for Recommendation.

  Special Committee.

        In evaluating the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, the Special Committee consulted with the Company's senior management, outside legal counsel, and the Company's financial advisor. In the course of reaching its determination to recommend that the Board approve the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, the Special Committee relied on:

  •
  The Special Committee's knowledge of the Company's business, assets, financial condition, results of operations and prospects (as well as the risks involved in achieving those prospects).

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  The Company's historical and current financial performance and result of operations, the Company's prospects and long-term strategy, the Company's competitive position in its industry and general economic and stock market conditions.

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  The historical market prices, volatility and trading information with respect to the Shares, including the fact that the $22.00 in cash to be paid for each Share in the Offer and the Merger represented a 21.1% premium over the closing price of Company Common Stock on May 7, 2012, the last trading day prior to approval of the Merger Agreement by the Special Committee, a 10.9% premium over the closing price of Company Common Stock on April 27, 2012, which was the 52-week high for Company Common Stock, and a 292.9% premium over the closing price of Company Common Stock on October 3, 2011, which was the 52-week low for Company Common Stock.

  •
  The possible alternatives to the sale of the Company, including continuing to operate the Company as an independent company and the risks associated with such alternatives.

  •
  The Special Committee's understanding that the Offer and the Merger likely would be completed based on, among other things, the limited number of closing conditions to the Offer and the Merger, including the absence of a financing condition or any condition requiring third party consents, Parent's ability to pay the Offer Price and any Dissenting Shares (as defined below) converted into the right to receive the Offer Price in cash, without interest (the "Merger Consideration"), as applicable, and to consummate the Offer or the Merger on the terms contemplated by the Merger Agreement.

  •
  The presentation of certain financial analyses by PJSC, the Company's financial advisor, and the delivery of PJSC's written opinion to the Board on May 8, 2012, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $22.00 in cash per Share to be received by holders of Company Common Stock in connection with the Offer and the Merger is fair, from a financial point of view, to the holders of Company Common Stock, as described under "—Opinion of the Company's Financial Advisor" below.

  •
  The transaction's structure as a tender offer which, assuming satisfaction of the minimum tender condition described in the Schedule TO, could be completed promptly resulting in cash consideration being delivered to the Company's shareholders promptly, and reducing the period of uncertainty for shareholders, employees and customers.

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  The transaction's structure including a second-step Merger in which shareholders who do not tender their Shares in the Offer would also receive the same $22.00 per Share.

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  The transaction's structure, which permits the use of a one-step transaction, under certain circumstances, in the event the two-step transaction is unable to be effected.

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  The fact that the Offer must remain open a minimum of 50 calendar days after the date of the Merger Agreement and the existence of a fiduciary out with a reasonable termination fee that would permit any potential competing proposal to be made to the Company.

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  The fact that, subject to its limited rights to terminate the Offer, Parent would be required to extend the Offer, at the Company's request, beyond the initial expiration date of the Offer for up to ten business days if the conditions to the completion of the Offer were not satisfied as of such date.

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  The fact that the form of consideration to be paid to holders of Company Common Stock in the Offer and Merger would be cash, which would provide certainty of value and liquidity to the Company's shareholders.

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  The terms of the Merger Agreement, including the fact that the Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type and a limited number of closing conditions.

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  The fact that the Merger Agreement was the product of arms-length negotiations conducted under the oversight of the Special Committee.

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  The ability of the Company, subject to certain conditions, to explore unsolicited proposals.

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  The ability of the Board to withdraw or modify its recommendation in response to certain intervening events if the Board concludes in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with its legal duties or if the Company receives a competing proposal that the Board concludes in good faith (after consultation with outside legal counsel and its financial advisor) constitutes a superior proposal, after giving Parent three business days' notice and, with respect to an intervening event, negotiating with Parent to amend the Merger Agreement and, with respect to a superior proposal, providing a "match right" prior to withdrawing or modifying its recommendation.

  •
  The fact that the Company may, after giving Parent three business days' notice and a match right, terminate the Merger Agreement and accept a superior proposal, subject to payment of a termination fee of $16.25 million (approximately 2.97% of the equity value of the transaction).

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  The fact that Merger Sub is obligated to exercise the Top-Up if necessary, to purchase up to an additional number of shares of Company Common Stock sufficient to cause Parent, Merger Sub and their affiliates to own at least one Share more than 90% of the outstanding shares of Company Common Stock outstanding after the Offer (calculated on a fully diluted basis), which would permit Parent and Merger Sub to close the Merger (as a short-form merger under the California Code) more quickly than alternative structures.

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  The fact that, based on the number of outstanding Shares as of the date of the Merger Agreement, the Top-Up would permit Merger Sub to close the tender offer with approximately 72% of Company Common Stock being tendered.

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  An outside date of November 9, 2012 for consummating the Merger, which provides for six months to complete the Merger.

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  The terms of the Support and Tender Agreements to be entered into by affiliates of Red Mountain and Stephens, the two largest shareholders of the Company, which would not preclude the Company from accepting a superior offer because such support agreements would terminate upon termination of the Merger Agreement

  •
  The fact that the Company can seek specific performance of Parent's and Merger Sub's obligations under the Merger Agreement.

        The Special Committee also considered a variety of risks and other potentially negative factors of the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, including the following:

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  The fact that the Company's shareholders will have no ongoing equity participation in the Surviving Corporation following the Merger, meaning that the Company's shareholders will cease to participate in any future earnings or growth of the Company, or to benefit from any increases in the value of Company Common Stock.

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  The fact that the gains from the sale of Shares in the Offer or the Merger would be taxable to shareholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding would be taxable for U.S. federal income tax purposes to shareholders who perfect their appraisal rights.

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  The risk that the minimum tender condition of 90% of the outstanding Shares (subject to adjustment in certain circumstances as described in the Offer to Purchase) may not be satisfied and that such minimum tender condition is a higher threshold than the approval percentage that would be required if transaction were structured as a one-step merger (i.e., a majority of the outstanding Shares). However, this consideration was viewed in light of the provisions in the Merger Agreement that permit, under certain circumstances, either party to abandon the Offer and proceed with the one-step Merger if any condition to the Offer is not satisfied, which would only require the affirmative vote of the holders of a majority of the outstanding Shares to approve the principal terms of the Merger.

  •
  The potentially negative effect of a public announcement of the Merger Agreement on the Company's operations, stock price and employees and its ability to attract and retain key personnel.

  •
  The potentially negative effects if the Offer and the Merger and the transactions contemplated by the Merger Agreement were not consummated, including:

  •
  the trading price of the Shares could be adversely affected;

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  the Company would have incurred significant transaction and opportunity costs attempting to consummate the transactions;

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  the Company could lose customers, suppliers, business partners and employees after the announcement of the Merger Agreement;

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  the Company's business may be subject to significant disruption;

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  the market's perceptions of the Company's prospects could be adversely affected; and

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  the Company's directors, officers, and other employees would have expended considerable time and effort to consummate the transactions.

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  The restrictions in the Merger Agreement on the conduct of the Company's business prior to the consummation of the Merger that require the Company to operate its business in the ordinary course of business and other restrictions, other than with the consent of Parent, that could delay or prevent the Company from undertaking business opportunities that could arise prior to the consummation of the Offer and the Merger.

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  The absence of a pre-signing market check of the price offered by Parent and the absence of an explicit "go shop" provision in the Merger Agreement.

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  The restrictions contained in the Merger Agreement that prohibit the Company from soliciting or initiating discussions with third parties regarding a competing offer for the Company and place certain constraints on the Company's ability to respond to such proposals, subject to the fulfillment of certain fiduciary duties of the Board.

  •
  The requirement in the Merger Agreement that the Company pay a termination fee of $16.25 million (approximately 2.97% of the equity value of the transaction) in certain circumstances, which potentially might deter third parties from making a competing offer for the Company prior to completion of the Offer, and could impact the Company's ability to engage in another transaction for up to 12 months if the Merger Agreement were terminated in certain circumstances.

  •
  The requirement in the Merger Agreement that the Company reimburse up to $1.5 million of Parent's out-of-pocket expenses if the Company's shareholders do not vote to approve the Merger Agreement, if required.

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  The fact that certain of the Company's executive officers and directors may have financial interests as a result of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally ("—Interests of Certain Persons") above.

  Board of Directors.

        In evaluating the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, the Board adopted the analyses and determinations of the Special Committee in its evaluation of the fairness of the Merger Agreement and the Merger as its own in its decision to approve the Offer, the Merger and the transactions contemplated by the Merger Agreement, and to recommend that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger, the Board considered the following material factors and benefits of the Offer and the Merger in unanimously determining to enter into the Merger Agreement and to recommend that the Company's shareholders accept the Offer:

  •
  The Special Committee's unanimous determination that the Merger Agreement, the terms thereof, and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its shareholders and the Special Committee's recommendation that the Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

  •
  That no member of the Special Committee has an interest in the transactions contemplated by the Merger Agreement different from, or in addition to, that of the Company's shareholders, other than the receipt of Board and Special Committee fees (which are not contingent upon the consummation of the transactions contemplated by the Merger Agreement) and the acceleration of equity awards.

  •
  PJSC's presentation of certain financial analyses and its written opinion delivered to the Board on May 8, 2012, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $22.00 in cash per share of Company Common Stock to be received by holders of Company Common Stock in connection with the Offer and the Merger is fair, from a financial point of view, to the holders of Company Common Stock, as described under "—Opinion of the Company's Financial Advisor" below.

  •
  The availability of statutory dissenters' rights to the shareholders who are entitled to demand and have properly demanded such rights and have complied with all of the other required procedures under the California Code for exercising dissenters' rights, which require the Company to purchase at their fair market value the shares of the Company's common stock owned by such holders of dissenting shares, as described in "—Dissenters' Rights" (so long as dissenters' demands have been filed with respect to at least five percent of the outstanding Shares).

        The foregoing discussion of the Special Committee's and Board's reasons for its recommendation to accept the Offer is not intended to be exhaustive, but addresses the material information and factors considered by the Special Committee and the Board in its consideration of the Offer. The Special Committee and the Board did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific reasons underlying its determination and recommendation. Rather, the Special Committee and the Board viewed their determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Special Committee and the Board.

Intent to Tender.

        To the Company's knowledge, after making reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially by them pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority and Shares of which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement.

Opinion of the Company's Financial Advisor.

        The Company has retained PJSC to act as our financial advisor in connection with the transactions contemplated by the Merger Agreement, including the Offer and the Merger (collectively, the "Transactions"). PJSC is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected PJSC to act as our financial advisor in connection with the Transactions on the basis of PJSC's experience in transactions similar to the Transactions, its reputation in the investment community and its familiarity with the Company and our business.

        On May 8, 2012, at a meeting of the Board held to evaluate the Transactions, PJSC delivered to the Board a written opinion, dated May 8, 2012 to the effect that, as of the date of PJSC's opinion and based upon and subject to various considerations set forth in such opinion, the consideration proposed to be received by the holders of Company Common Stock in connection with the Offer and the Merger was fair from a financial point of view to the holders of Company Common Stock.

        The full text of PJSC's opinion, which sets forth assumptions made, procedures followed, matters considered, limitations on and scope of the review by PJSC in rendering PJSC's opinion, is attached as Annex B and is incorporated herein by reference. PJSC's opinion was directed only to the fairness of the consideration proposed to be received by the holders of Company Common Stock in the Offer and the Merger from a financial point of view, was provided to the Board in connection with its evaluation of the Offer and the Merger, did not address any other aspect of the Offer or the Merger and did not, and does not, constitute a recommendation to any holder of Company Common Stock as to how any shareholder should act or vote on any matter with respect to the Offer or the Merger. The summary of PJSC's opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. Holders of Company Common Stock are urged to read PJSC's opinion carefully and in its entirety. PJSC has consented to the use of PJSC's opinion in this Schedule 14D-9.

        In connection with PJSC's opinion, PJSC:

  •
  reviewed certain publicly available financial statements and other information of the Company;

  •
  reviewed certain internal financial statements and other financial and operating data concerning the Company prepared and provided to PJSC by the Company's management;

  •
  reviewed certain financial projections for the Company prepared and provided to PJSC by the Company's management;

  •
  discussed the past and current operations, financial condition and prospects of the Company with management;

  •
  reviewed the reported prices and trading activity of Company Common Stock

  •
  compared the financial performance and condition of the Company and the reported prices and trading activity of Company Common Stock with that of certain other publicly traded companies that PJSC deemed relevant;

  •
  reviewed publicly available information regarding the financial terms of certain transactions that PJSC deemed relevant, in whole or in part;

  •
  participated in certain discussions among management and other representatives of each of Parent and the Company;

  •
  reviewed drafts dated May 7, 2012 of the merger agreement and the support and tender agreements; and

  •
  performed such other analyses as PJSC deemed appropriate.

        PJSC assumed and relied upon the accuracy and completeness of the information reviewed by PJSC for the purposes of its opinion and PJSC did not assume any responsibility for independent verification of such information and relied on such information being complete and correct. PJSC relied on assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any respect material to PJSC's opinion. With respect to the financial projections, including the estimates made by the Company's management, PJSC assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. PJSC did not conduct a physical inspection of the facilities or property of the Company. PJSC did not assume any responsibility for any independent valuation or appraisal of the assets or liabilities of the Company, nor was PJSC furnished with any such valuation or appraisal. Furthermore, PJSC did not consider any tax, accounting or legal effects of the Transactions or the transaction structure on any person or entity.

        PJSC assumed that the final form of the merger agreement would be substantially the same as the last draft of such agreement reviewed by PJSC and would not vary in any respect material to its analysis. PJSC also assumed that the Transactions would be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement (including, without limitation, the consideration proposed to be received by the holders of Company Common Stock in connection with the Offer and the Merger), and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transactions. PJSC further assumed that all representations and warranties set forth in the Merger Agreement were true and correct as of all the dates made or deemed made and that all parties to the Merger Agreement will comply with all covenants of such party thereunder.

        PJSC's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to PJSC as of, May 7, 2012. In particular, PJSC did not express any opinion as to the prices at which shares of Company Common Stock may trade at any future time. Furthermore, PJSC's opinion did not address the Company's underlying business decision to undertake the Transactions, and PJSC's opinion did not address the relative merits of the Transactions as compared to any alternative transactions that might be available to the Company. PJSC's opinion did not address any other aspect or implication of the Transactions or any other agreement, arrangement or understanding entered into in connection with the Transactions or otherwise except as expressly identified therein.

        In arriving at its opinion, PJSC was not authorized to solicit, and did not solicit, interest from any party, other than Parent, with respect to a merger or other business combination transaction involving the Company or any of its assets.

        No limitations were imposed by the Board upon PJSC with respect to investigations made or procedures followed by PJSC in rendering PJSC's opinion.

        The following summarizes the significant financial analyses performed by PJSC and reviewed with the Board on May 8, 2012 in connection with the delivery of PJSC's opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand PJSC's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of PJSC's financial analyses.

  Historical Share Price Analysis

        PJSC performed a historical share price analysis to provide background information with respect to historical share price performance of Company Common Stock. PJSC reviewed the closing prices and trading volumes of Company Common Stock on Nasdaq from May 8, 2007 to May 7, 2012 (one trading day prior to the rendering of PJSC's opinion). The analysis indicated that the price per Share to be paid to the Company's shareholders pursuant to the Transactions represented:

  •
  a premium of 21.1% based on the closing market price on May 7, 2012 (one trading day prior to the rendering of PJSC's opinion) of $18.16 per share

  •
  a premium of 18.7% based on the average closing market price for the 7-day period ended May 7, 2012 of $18.53 per share

  •
  a premium of 18.0% based on the average closing market price for the 30-day period ended May 7, 2012 of $18.64 per share

  •
  a premium of 25.3% based on the average closing market price for the 60-day period ended May 7, 2012 of $17.55 per share

  •
  a premium of 34.3% based on the average closing market price for the 90-day period ended May 7, 2012 of $16.38 per share

  •
  a premium of 103.7% based on the average closing market price for the 1-year period ended May 7, 2012 of $10.80 per share

        During the twelve months ended May 7, 2012, the high closing price for Company Common Stock was $19.84 per share and the low closing price was $5.60 per share.

  Analysis of Selected Publicly Traded Comparable Companies

        PJSC performed a comparable companies analysis to determine (1) what the Company's valuation would be if Company Common Stock traded in the valuation range of select public home-goods retail companies, as determined based on publicly available financial metrics for select public home-goods retail companies, as further discussed below, and (2) what the Company's valuation would be if Company Common Stock traded in such range and were to receive a premium to this valuation consistent with premiums received by other publicly traded companies in recent mergers and acquisitions.

        PJSC reviewed and compared selected financial data of the Company with similar data using publicly available information of the following publicly traded companies, which, based on PJSC's experience with companies in the home-goods retail industry, PJSC deemed comparable to the Company:

  •
  Bed Bath & Beyond Inc.

  •
  Big Lots, Inc.

  •
  Ethan Allen Interiors Inc.

  •
  Haverty Furniture Companies, Inc.

  •
  Kirkland's, Inc.

  •
  Tuesday Morning Corporation

  •
  Pier 1 Imports, Inc.

  •
  Williams-Sonoma, Inc.

        These companies are referred to herein as (the "Cost Plus Select Public Companies").

        PJSC calculated and compared various financial multiples and ratios, including, among other things:

  •
  the most recent stock price per share as a multiple of earnings per share (EPS), for the last twelve months (LTM) and the projected fiscal years 2012 and 2013 based upon (i) the closing stock prices as of May 7, 2012, (ii) for the Cost Plus Select Public Companies, the median of Wall Street analysts' estimates for fiscal years 2012 and 2013 (and calendar years 2012 and 2013 for the companies with fiscal years ending on June 30) EPS as reported by First Call Investment Research on May 7, 2012 (one trading day prior to the date of rendering of PJSC's opinion) and (iii) for the Company, a set of projections of the Company prepared by management for fiscal years 2012 and 2013.

  •
  enterprise value (which represents equity value plus book values of total debt, including preferred stock and minority interest less cash) (i) as a multiple of net sales, earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) over LTM and (ii) as a multiple of EBIT and EBITDA for the projected fiscal years 2012 and 2013, using estimates for the Cost Plus Select Public Companies from the same sources described above and, for the Company, the projections from the Company's management.

        For the Company's LTM data through April 28, 2012, PJSC relied upon information available to PJSC as of May 7, 2012 which included preliminary and unaudited financial data for the first quarter of 2012 ended April 28, 2012 and was provided to PJSC by the Company's management.

        Based on this data, as of May 7, 2012, PJSC developed a summary valuation analysis for the Company based on a range of trading valuation multiples and ratios for the Cost Plus Select Public Companies and the Company. This analysis resulted in the following ranges of multiples and ratios:

Enterprise Value as a Ratio of:	Range of Multiples
LTM Net Sales	35.0% – 100.0%
LTM EBITDA	5.5x – 10.5x
LTM EBIT	7.0x – 16.5x
FY 2012E EBITDA	5.5x – 9.0x
FY 2012E EBIT	6.5x – 13.0x
FY 2013E EBITDA	4.5x – 7.5x
FY 2013E EBIT	6.0x – 8.5x

Stock Price as a Multiple of*:	Range of Multiples
LTM EPS	12.5x – 25.0x
FY 2012E EPS	12.5x – 18.5x
FY 2013E EPS	10.0x – 14.5x

*
EPS calculations assume an effective tax rate of 38% and no future benefit related to any NOL carry-forward.

        PJSC calculated the implied equity value per Share using the range of multiples and ratios from the comparable companies and applied them to the Company's financial statistics, both excluding and including a "control premium". For these purposes, PJSC used a control premium of 30%, which reflects the median control premium paid (to closing price one day prior to announcement) in all announced cash transactions for U.S. based targets with enterprise values ranging from $300 million and $3 billion since January 1, 2007, excluding financial services and real estate companies and excluding companies with an offer price below $10.00, as reported by Alacra, Inc.

        This analysis yielded a range of values from $9.50 to $19.00 per Share excluding a control premium, and a range of values from $12.35 to $24.70 per Share including a control premium.

  Analysis of Selected Precedent Transactions

        To analyze the valuation of the per Share consideration to be received by holders of Company Common Stock relative to the consideration received by shareholders in other similar transactions, PJSC prepared an analysis of selected precedent transactions.

        Using publicly available information, PJSC reviewed select merger and acquisitions transactions in the home-goods retail industry which PJSC believed were comparable to the Transactions. The list of transactions reviewed were as follows (including the acquirer and target in the transaction, respectively):

Acquiror	Target
Ares Management	99 Cents Only Stores
Leonard Green & Partners	BJ's Wholesale Club, Inc.
Leonard Green & Partners	Jo-Ann Stores, Inc.
Catterton Partners	Restoration Hardware, Inc.
Leonard Green & Partners	The Container Store Inc.
Kohlberg, Kravis Roberts & Co.	Dollar General Corporation
Bain Capital / Blackstone Group	Michaels Stores, Inc.
Carlyle Group	Oriental Trading Company
Apollo Management	Linens 'n Things, Inc.
Sun Capital	ShopKo Stores, Inc.
Kohlberg, Kravis Roberts & Co. / Bain Capital / Vornado	Toys "R" Us, Inc.

        These transactions are referred to herein as the "Selected Precedent Transactions".

        PJSC calculated the multiples of the LTM net sales, EBITDA, EBIT and Net Income/EPS paid in these Selected Precedent Transactions. PJSC calculated the implied equity values per share for Company Common Stock using this range of multiples and ratios applied to financials of the Company for LTM 2012. This analysis resulted in the following ranges of multiples and ratios:

Enterprise Value as a Ratio of:	Range of Multiples
LTM Net Sales	60% – 150.0%
LTM EBITDA	7.0x – 12.0x
LTM EBIT	10.5x – 20.5x
LTM EPS*	18.0x – 35.0x

*
EPS calculations assume an effective tax rate of 38% and no future benefit related to any NOL carry-forward.

        Based on the foregoing, this analysis yielded a range of values from $10.00 to $22.00 per Share.

  Discounted Cash Flow Analysis

        PJSC performed a discounted cash flow analysis to calculate the theoretical per Share value of Company Common Stock based on the value of earnings from 33 months of forecasted future cash flows of the Company. PJSC's discounted cash flow analysis calculated the net present value per share at April 28, 2012 of Company Common Stock based on the financial forecast prepared by the Company's management. In performing its discounted cash flow analysis, PJSC considered various assumptions that it deemed appropriate based on a review with management of the Company's prospects and risks. PJSC believed it appropriate to utilize various discount rates ranging from 10.5% to 12.5% and EBITDA terminal value multiples ranging from 7.0x to 9.0x to apply to forecasted EBITDA for the Company's fiscal year 2014. PSJC determined to use these discount rates because they equaled the range of weighted average cost of capital of the Company and other companies deemed comparable to the Company by PJSC in its professional judgment.

        Based on the foregoing, this analysis yielded a range of net present values from $16.50 to $22.50 per Share.

  Illustrative Present Value of Future Stock Price Analysis

        PJSC performed an illustrative analysis of the implied present value of future prices per share, which is designed to provide an indication of the present value of a theoretical value of a company's equity as a function of such company's estimated future EPS and its assumed price to future earnings per share multiple. In this analysis PJSC used the EPS projections for the Company prepared by management for fiscal years 2012 through 2014, which reflect the estimated benefit related to the utilization of the NOL carry-forward.

        PJSC first calculated the implied values per share as of April 28, 2012, and as of the first day of each of the fiscal years 2013 and 2014, by applying price to forward earnings per share multiples of 12.5x to 18.5x to the earnings per share for each of fiscal years 2012 to 2014, and then discounted 2012, 2013 and 2014 values back nine months, two years and three years, respectively, at April 28, 2012, using a discount rate of 12.5% to 15.0%, reflecting an estimate of the Company's cost of equity. The analysis resulted in a range of implied present values of $14.00 to $22.00 per Share.

  Miscellaneous

        In arriving at PJSC's opinion, PJSC performed a variety of financial analyses, the material portions of which are summarized above. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, PJSC did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to significance and relevance of each analysis and factor. Accordingly, PJSC believes that its analysis must be considered as a whole and that selecting portions of its analysis, without considering all such analyses, could create an incomplete view of the process underlying PJSC's opinion.

        In performing its analyses, PJSC relied on numerous assumptions made by the management of the Company and made numerous judgments of its own with regard to current and future industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Actual values will depend upon several factors, including changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. The analyses performed by PJSC are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of PJSC's analysis of the fairness from a financial point of view of the consideration proposed to be received by the holders of Company Common Stock in connection with the Transactions and were provided to the Board in connection with the delivery of PJSC's opinion. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities might actually be sold, which are inherently subject to uncertainty. Because such analyses are inherently subject to uncertainty, neither of the Company nor PJSC, nor any other person, assumes responsibility for their accuracy. With regard to the comparable public company analysis and the precedent transactions analysis summarized above, PJSC selected comparable public companies on the basis of various factors for reference purposes only; however, no public company or transaction utilized as a comparison is fully comparable to the Company or the Transactions. Accordingly, an analysis of the foregoing was not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the acquisition or public trading value of the comparable companies and transactions to which the Company and the Transactions were being compared.

        The consideration payable in the Offer and the Merger was determined through negotiations between the Company and Parent, and was approved by the Board. PJSC did not recommend any specific consideration to the Board or that any given consideration constituted the only appropriate consideration for the Offer and Merger. The decision to enter into the Merger Agreement was solely that of the Board. As described above, PJSC's opinion and analyses were only one of many factors considered by the Board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the Board or management with respect to the Transactions or the Offer Price or Merger Consideration.

        Under the terms of PJSC's engagement letter, dated March 8, 2012, the Company has agreed to pay PJSC for its services in connection with the Transactions an aggregate fee currently estimated to be approximately $7.0 million, of which $1.0 million was payable upon delivery of PJSC's opinion and the remainder of which is contingent upon the completion of the Transactions. The Company also has agreed to reimburse PJSC for reasonable expenses (including any reasonable fees and disbursements of PJSC's counsel) incurred in connection with PJSC's engagement, and to indemnify PJSC, any controlling person of PJSC and each of their respective directors, officers, employees, agents, affiliates and representatives against specified liabilities, including liabilities under the federal securities laws.

        In the past PJSC or its affiliates have provided, currently are providing and in the future may provide financial advisory services to the Company and its affiliates and have received and in the future may receive compensation for rendering these services. PJSC has not received compensation during the last two years for providing investment banking services to the Company, Parent or any of their affiliates. The issuance of PJSC's opinion was authorized by PJSC's fairness opinion committee.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        Information pertaining to the retention of PJSC in "Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation—Opinion of the Company's Financial Advisor" is incorporated herein by reference.

        The Company has retained Abernathy MacGregor Group ("Abernathy") as its public relations advisor in connection with the Offer and the Merger. The Company has agreed to pay customary compensation to Abernathy for such services. In addition, the Company has agreed to reimburse Abernathy for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities arising out of the engagement.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, except with respect to the Support and Tender Agreements, the Top-Up and transactions under the Company's employee benefit plans as set forth below:

Executive Officers

Name	Transaction Date	Number of Shares Subject to Award	Price Per Share ($)	Type of Award
Barry J. Feld	3/26/2012	100,000	18.33	Grant of Company Stock Options
Jane L. Baughman	3/26/2012	45,000	18.33	Grant of Company Stock Options
Jeffrey A. Turner	3/26/2012	45,000	18.33	Grant of Company Stock Options

*
Options vest in four equal annual installments on the anniversary date of the grant.

Non-employee Board of Directors

Name	Transaction Date	Number of DSUs Subject to Award	Type of Award
Joseph Coulombe	3/26/2012	2,727	Grant of Company DSUs
Clifford Einstein	3/26/2012	2,727	Grant of Company DSUs
Mark Genender	3/26/2012	2,727	Grant of Company DSUs
Danny Gurr	3/26/2012	2,727	Grant of Company DSUs
John Pound	3/26/2012	2,727	Grant of Company DSUs
Kim Robbins	3/26/2012	2,727	Grant of Company DSUs
Fredric Roberts	3/26/2012	2,727	Grant of Company DSUs
Kenneth Stevens	3/26/2012	2,727	Grant of Company DSUs

*
Each deferred stock unit represents a contingent right to receive one share of Company Common Stock.

**
The Company DSUs will vest in full on the one year anniversary date of the grant. Vested shares will be delivered to the reporting person either upon the one year anniversary of the date of grant or within thirty days of the earlier of (i) any settlement date irrevocably elected by the reporting person, (ii) the date the reporting person is no longer serving as a director of the Company and (iii) the date of a merger or asset sale which is a "change of control" (as defined in Section 409A of the Internal Revenue Code of 1986, as amended).

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

        Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

        Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION.

Regulatory Approvals.

        The Offer is conditioned on satisfaction (or waiver) of the condition that all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") will have expired or been terminated (the "Regulatory Condition"). In order to satisfy the Regulatory Condition the parties must make a filing with the Federal Trade Commission (the "FTC").

  Antitrust.

        Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied.

        On May 24, 2012, the parties filed Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on June 8, 2012, unless earlier terminated by the FTC and the Antitrust Division or unless Parent receives a request for additional information or documentary material (a "Second Request") from either the FTC or the Antitrust Division prior to that time. If a Second Request is issued, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Parent's substantial compliance with that request. If the waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday.

Dissenters' Rights.

        No dissenters' rights are available in connection with the Offer. However, if the Merger is consummated following the completion of the Offer, each shareholder who fully complies with and meets all the requirements of the provisions of Chapter 13 of the California Code, which is set forth in Annex A to this Schedule 14D-9 and incorporated herein by reference (such shareholders are referred to herein as "Qualifying Shareholders"), may have the right to require the Company to purchase the holder's Shares for cash at "fair market value." A Qualifying Shareholder will be entitled to exercise these dissenters' rights under the California Code only if (a) the holders of 5% or more of the outstanding Shares properly file demands for payment of the fair market value or (b) if the Shares held by such holder are subject to any restriction on transfer imposed by the Company or by any law or regulation ("Restricted Shares"). Accordingly, if holders of 5% or more of the Shares properly file demands for payment in compliance with Chapter 13 of the California Code, all other Qualifying Shareholders will be entitled to require the Company to purchase their Shares for cash at their fair market value if the Merger is consummated. If the holders of less than 5% of the Shares properly file demands for payment in compliance with Chapter 13 of the California Code and one or more shareholders of Restricted Shares properly files such a demand, only such holder or holders of Restricted Shares will be entitled to require the Company to purchase their Shares as described in the preceding sentence. In addition, if immediately prior to the effective time of the Merger, the Shares are not listed on a national securities exchange certified by the California Commissioner of Corporations, holders of Shares may exercise dissenters' rights as to any or all of their Shares entitled to such rights.

If the Merger is not consummated, no Qualifying Shareholder will be entitled to have the Company or Purchaser purchase such holder's Shares under Chapter 13 of the California Code. After a shareholder files a demand to exercise dissenters' rights, that shareholder may not withdraw the demand without the Surviving Corporation's consent.

        Under the California Code, the "fair market value" of the Shares may be one agreed to by the Company and the Qualifying Shareholders or judicially determined, depending on the circumstances. The "fair market value" is determined as of the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation as a result of the Merger and subject to adjustments. The value so determined could be more or less than the Offer Price.

        If the Company denies that a shareholder is a Qualifying Shareholder, or if a Qualifying Shareholder and the Company fail to agree on the fair market value of Shares, then such shareholder demanding purchase of Shares as dissenting shares or the Company may, within six months after the Company mails the notice of a short-form merger pursuant to Section 1110 of the California Code (which notice is set forth in Schedule II to the Schedule TO) or, if applicable, the required notice that shareholders have approved the Merger, file a complaint or intervene in a pending action to determine whether the Shares are dissenting shares or the fair market value of the Shares, as applicable.

        The foregoing discussion of the rights of Qualifying Shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters' rights and is qualified in its entirety by reference to Chapter 13 of the California Code, a copy of which is attached hereto as Annex C.

        Dissenters' rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is completed. If the Merger is completed through a short-form merger pursuant to Section 1110 of the California Code, shareholders should refer to the Notice of Short-Form Merger attached to Schedule II of the Offer to Purchase for more information concerning dissenters' rights and the procedures to be followed in connection therewith. If the Merger is subject to shareholder approval, shareholders who will be entitled to dissenters' rights in connection with the Merger will receive additional information concerning dissenters' rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

        Shareholders who tender Shares pursuant to the Offer will not be entitled to exercise dissenters' rights with respect thereto but, rather, will receive the Offer Price therefor.

Anti-Takeover Statute.

        Because the Company is incorporated under the laws of the State of California, it is subject to Section 1203 of the California Code. Section 1203 provides that if a tender offer is made to some or all of a corporation's shareholders by an "interested party," (i) an affirmative opinion in writing as to the fairness of the consideration to the shareholders of such corporation is required to be delivered to the shareholders at the time that the tender offer is first made in writing to the shareholders and (ii) in the event a third party proposal ("Proposal") to acquire the same corporation is made to the corporation or its shareholders at least ten days prior to the date for the acceptance of the shares tendered to the "interested party," the shareholders of the corporation will be informed of such Proposal, forwarded copies of any written materials provided by the person making the Proposal and given a reasonable period of time (ten days from the date of notice or publication of the Proposal) to withdraw any tender in favor of the "interested party" tender offer. However, if the tender offer is commenced by publication and tender offer materials are subsequently mailed or otherwise distributed to the shareholders, the opinion may be omitted in the publication if the opinion is included in the materials distributed to the shareholders.

        For purposes of Section 1203, the term "interested party" includes, among other things, a person who is a party to the transaction and who (i) directly or indirectly controls the corporation that is the subject of the tender offer or proposal, (ii) is, or is directly or indirectly controlled by, an officer or director of the subject corporation or (iii) is an entity in which a material financial interest is held by any director or executive officer of the subject corporation. None of the Company, Parent or Merger Sub believe that the Offer constitutes a transaction that falls within the provisions of Section 1203.

Approval of the Merger.

        Generally.    Under the California Code, the approval of the Board and, except as described below, the affirmative vote of holders of a majority in voting power of the outstanding Shares may be required to approve the Merger. The Board has unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and, unless the Merger is consummated pursuant to the short-form merger provisions under the California Code described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement and approval of the Merger by the affirmative vote of the holders of a majority in voting power of the outstanding Shares. If shareholder approval for the Merger is required, Parent intends to cause the Board to set the record date for such shareholder approval for a date as promptly as practicable following the later of (i) three business days after the date on which the SEC has confirmed that it has no further comments to the Company's preliminary proxy statement relating to the shareholders' meeting, and (ii) the three-month anniversary of the date of the Merger Agreement.

        Short-Form Merger.    The California Code provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if following the Offer and the exercise, if any, of the Top-Up, Parent, Merger Sub and their affiliates own at least one share more than 90% of the outstanding Shares, the Company, Parent and Merger Sub will take all necessary and appropriate action, including with respect to the transfer to Merger Sub of any shares of Company Common Stock held by Parent or its affiliates, to cause the Merger to become effective as soon as practicable after the consummation of the Offer without a shareholders' meeting in accordance with Section 1110 of the California Code. Even if Parent and Merger Sub do not own at least one share of Company Common Stock more than 90% of the outstanding Shares following consummation of the Offer, Parent and Merger Sub could seek to purchase additional shares of Company Common Stock in the open market, from the Company or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up, may be greater or less than that paid in the Offer.

        Vote Required to Approve the Merger.    The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the California Code. If, following the consummation of the Offer, Merger Sub holds, in the aggregate, at least one share of Company Common Stock more than 90% of the outstanding Shares after completion of the Offer and any Shares that may be purchased pursuant to the Top-Up, Merger Sub will merge with and into the Company under the "short-form" merger provisions of the California Code. Notice of a short-form merger pursuant to Section 1110 of the California Code is set forth in Schedule II to the Schedule TO. If Parent and Merger Sub (together with any other subsidiaries of Parent) hold in the aggregate at least one share of Company Common Stock more than 90% of the outstanding shares of Company Common Stock, Merger Sub, Parent and the Company will cause the short-form merger to become effective without any further notice to the shareholders of the Company.

        If the Offer is terminated in accordance with the Merger Agreement, then the affirmative vote of the holders of a majority in voting power of the outstanding Shares, voting together as a single class, to adopt the Merger Agreement and to approve the Merger and the transactions contemplated by the Merger Agreement will be required under the California Code to effect the Merger.

        Shareholder Meetings.    The Board directs that the adoption of the Merger Agreement be submitted to a vote at an annual or special meeting, as the case may be, of the shareholders of the Company if Section 1101(e) of the California Code is not satisfied or is otherwise required by applicable law. The Chairman, Chief Executive Officer, Chief Financial Officer and Chief Information Officer are individually authorized, empowered and directed, in the name and on behalf of the Board, to select the date of such special meeting and to set a record date for the determination of shareholders of the Company entitled to notice of and to vote at such special meeting, to provide notice of such special meeting to the shareholders of the Company and to designate proxies to be named in the form of proxy.

Top-Up.

        Pursuant to the Merger Agreement, the Company also has granted to Merger Sub an irrevocable right (the "Top-Up"), which Merger Sub will be deemed to have exercised simultaneously with the consummation of the Offer, if necessary, to purchase from the Company the number of Shares that, when added to the Shares (the "Top-Up Shares") already owned by Parent or any of its subsidiaries following consummation of the Offer, constitutes one Share more than 90% of the Shares then-outstanding (subject to adjustment in certain circumstances as described in the Offer to Purchase). If Parent, Merger Sub and any of their respective affiliates acquire more than 90% of: (i) the outstanding Shares as of the expiration of the Offer plus (ii) without duplication of clause (i), the aggregate number of Shares issuable to holders of Company DSUs as of the expiration of the Offer plus (iii) the aggregate number of shares of Company Common Stock issuable to holders of Company Stock Options outstanding as of the expiration of the Offer minus (iv) the aggregate number of Shares issuable to holders of Company Stock Options for which Parent has obtained prior to the expiration of the Offer agreements (satisfactory to Parent in its sole discretion) by the holders thereof not to exercise such Company Stock Options prior to the termination of the Merger plus (v) the aggregate number of Shares issuable to the holders of any equity based awards granted in respect of Shares (other than Company Stock Options and Company DSUs) outstanding as of the expiration of the Offer plus (vi) the number of Shares to be purchased by Merger Sub under the Top-Up, Merger Sub will complete the Merger through the "short form" procedures available under California law. Based upon the number of outstanding Shares on May 23, 2012, the Top-Up would permit Parent to close the Offer based upon the current Shares outstanding with approximately 72% of such Shares being tendered (subject to adjustment in certain circumstances as described in the Offer to Purchase). The aggregate purchase price for the Top-Up Shares may be paid by Merger Sub, at its election, either entirely in cash or by paying in cash an amount equal to at least the aggregate par value of the Top-Up Shares and executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price to be paid for the Top-Up Shares. Any promissory note delivered to the Company for the Top-Up Shares will be due on the first anniversary of the closing of the purchase of the Top-Up Shares, will bear simple interest of 3% per annum, will be full recourse to Parent and Merger Sub, and may be prepaid without premium or penalty.

        This summary of the Top-Up is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Certain Litigation.

        On May 11, 2012, an alleged shareholder of the Company filed a putative class action captioned Gary Ogurkiewicz v. Cost Plus, Inc., et al., Case No. RG 12-629912, in the Superior Court of the State of California, County of Alameda. The defendants are the Company, members of the Board, Merger Sub and Parent. The complaint alleges that the individual defendants violated California law by breaching their fiduciary duties to the Company's shareholders in connection with the Merger Agreement and the transaction contemplated thereby. Specifically, the complaint alleges, among other things, that the proposed Merger arises out of a flawed process which resulted in an unfair price for the Company's shares and a failure to maximize stockholder value. The complaint also alleges that the process will deter other purported interested parties from launching a competing offer and that the merger will permit management to continue their positions and relationships within the Company. The suit further alleges that the Company, Merger Sub and Parent aided and abetted the individual defendants' breaches of fiduciary duties. The plaintiff seeks, among other things, an order declaring the Merger Agreement unenforceable, enjoining defendants from proceeding with, consummating or closing the proposed Merger, rescinding the proposed Merger if it is consummated, awarding compensatory damages with pre-judgment and post-judgment interest, and awarding attorneys' fees and costs.

        On May 22, 2012, an alleged shareholder of the Company filed a putative class action captioned Willie M. Richardson v. Cost Plus, Inc., et al., Case No. RG 12-631301, in the Superior Court of the State of California, County of Alameda. The defendants are the Company, members of the Board, Merger Sub and Parent. The complaint alleges that the individual defendants violated California law by breaching their fiduciary duties to the Company's shareholders in connection with the Merger Agreement and the transaction contemplated thereby. Specifically, the complaint alleges, among other things, that the proposed Merger arises out of a flawed process which resulted in an unfair price for the Company's shares and a failure to maximize stockholder value. The complaint also alleges that the process will deter other purported interested parties from launching a competing offer. The suit further alleges that Parent and Merger Sub aided and abetted the individual defendants' breaches of fiduciary duties. The plaintiff seeks, among other things, an order enjoining defendants from consummating the proposed Merger, rescinding the proposed Merger if it is consummated, awarding damages, and awarding attorneys' fees and costs.

Section 14(f) Information Statement.

        The Information Statement is being furnished to the shareholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, in connection with Parent's right, pursuant to the Merger Agreement, to designate persons to the Board after the Acceptance Time.

Certain Company Projections.

        The Company's management does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided, among other information, certain financial projections prepared by the Company's management to the Board in connection with its consideration of the Offer and the Merger, and to PJSC. Certain of these financial projections were also provided to Parent, Merger Sub and their financial advisor during the due diligence process.

        The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company's business, all of which are difficult to predict and many of which are beyond the Company's control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the Company's Form 10-K for the year ended January 28, 2012 and the other reports filed by the Company with the SEC.

        The financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles or "GAAP", the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by the Company's management. Neither the Company's independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared.

        The Company's filings with the SEC are available at www.sec.gov. Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the financial projections set forth below. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Merger Sub, Parent or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the Company, Merger Sub, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, Merger Sub or Parent intends to make publicly available any update or other revisions to the projections, except as required by law. None of the Company, Merger Sub, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company's shareholders or any other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. None of the Company, Merger Sub, Parent or any of their respective affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a shareholder's decision whether to tender his or her Shares in the Offer, but because the projections were provided to the Board and to PJSC.

Summary Management Forecast
(Amounts in Millions, Except Per Share Data)

	Projected FY—Management Forecast
	2012E 53-Week	2012E 52-Week	2013P	2014P
Net Sales	$1,057.5	$1,040.4	$1,129.5	$1,219.7
EBITDA	66.9	63.5	80.0	91.0
Net Income	22.8	20.9	32.5	38.4
Number of Stores	264	264	274	289
Free Cash Flow	13.3	NA	27.2	22.2

  •
  "Free Cash Flow"—defined as cash from operations less capital expenditures.

Golden Parachutes

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our current named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

        The following table sets forth the estimated amounts of compensation that each named executive officer could receive that are based on or otherwise relate to the Merger. These amounts have been calculated assuming the Merger is consummated on May 23, 2012 and, where applicable, assuming each named executive officer experiences a qualifying termination (as discussed in more detail above under "—Executive Agreements") as of May 23, 2012. Certain of the amounts payable may vary depending on the actual date of completion of the Merger and any qualifying termination.

        The payments to Ms. Baughman and Mr. Turner will be subject to cutback to the extent that they would cause the imposition of any "golden parachute" excise tax.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)(5)
Barry J. Feld	5,071,781	2,939,750	33,769	2,420,734	10,466,034
Jane L. Baughman	1,093,611	1,322,887	23,785	—	2,440,283
Jeffrey A. Turner	1,041,534	1,322,887	33,769	—	2,398,190

        (1)   Cash. Represents the value of:

  •
  a cash lump sum payment equal to 1.5 times (three times in the case of Mr. Feld) the sum of (i) base salary and (ii) target annual bonus; and

  •
  a pro rata target bonus payment for the year of termination.

        (2)   Equity. Represents the aggregate payments to be made in respect of unvested options, immediately after consummation of the Merger, upon consummation of the Merger, as described in greater detail above in the section entitled "—Treatment of Outstanding Equity Awards" and as quantified in the "Total Payment for Unvested Equity Awards" column corresponding to each named executive officer's name in the summary table set forth in that section. Amounts included in this column are all "single-trigger" in nature; namely, eligibility to receive the payment is conditioned solely on the occurrence of a change in control.

        (3)   Perquisites/Benefits. Represents the value of reimbursement of COBRA premiums for 18 months

        (4)   Tax Reimbursement. Represents the value of a gross-up payment to compensate Mr. Feld for any "golden parachute" excise tax imposed on him due to any payments received in connection with the Merger.

        (5)   Total. Other than the amounts in the column entitled "Equity," these amounts are all "double trigger" in nature; namely, eligibility to receive these amounts requires both the occurrence of a change in control and a qualifying termination of employment following the change in control. The following table shows, for each named executive officer, the amounts which are single trigger or double trigger in nature.

Executive Officer	Single Trigger ($)	Double Trigger ($)
Barry J. Feld	2,939,750	7,526,284
Jane L. Baughman	1,322,887	1,117,396
Jeffrey A. Turner	1,322,887	1,075,303

        For additional information regarding our compensation arrangements with our executive officers, see "Item 3. Past Contacts, Transactions, Negotiations and Agreements", which is incorporated herein by reference.

Forward Looking Statements.

        Certain statements made in this Schedule 14D-9 and in the materials incorporated by reference herein that reflect management's expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are only predictions based on the Company's current expectations and projections about future events. Important factors could cause the Company's actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These factors include those risk factors set forth in filings with the SEC, including the Company's annual report on Form 10-K for the year ended January 28, 2012, Amendment No. 1 to the Company's Form 10-K for the year ended January 28, 2012 and quarterly and current reports on Form 10-Q and Form 8-K, and the following: uncertainties as to the timing of the closing of the Offer and Merger; uncertainties as to how many of the Company's shareholders will tender their Shares in the Offer; the possibility that various closing conditions for the transaction may not be satisfied or may be waived; risks that the Company's business will have been adversely impacted during the pendency of the Offer; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, suppliers, vendors, purchasing agents and other business partners; risks that shareholder litigation in connection with the Offer and the Merger may result in significant costs of defense, indemnification and liability; and the possibility that competing offers will be made.

        These risks are not exhaustive and may not include factors which could adversely impact the Company's business and financial performance. New risk factors emerge from time to time, and it is not possible for the Company's management to predict all risk factors, nor can it assess the impact of all factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations. The Company notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended.

ITEM 9.    EXHIBITS.

        The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 25, 2012, (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Merger Sub on May 25, 2012 (the "Schedule TO")).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Press Release, dated May 9, 2012 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on May 9, 2012.
(a)(1)(G)	Summary Advertisement, published on May 25, 2012 in the New York Times (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).
(a)(2)(A)	Letter, dated May 25, 2012, to the shareholders of the Company.
(a)(2)(B)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9).
(a)(5)(A)	Opinion of Peter J. Solomon Company, dated May 8, 2012 (included as Annex B to this Schedule 14D-9).
(a)(5)(B)	Letter to associates, dated May 9, 2012 (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on May 10, 2012).
(a)(5)(C)	Frequently asked questions, dated May 9, 2012 (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed on May 10, 2012).
(e)(1)
Agreement and Plan of Merger, dated as of May 8, 2012, by and among the Company, Parent and Merger Sub. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on May 10, 2012).
(e)(2)	Confidentiality Agreement, dated as of March 19, 2012 and as amended May 8, 2012, between Parent and Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)
Support and Tender Agreement, dated May 8, 2012, by and among Parent, Merger Sub, and Stephens Investment Holdings LLC (incorporated by reference to Exhibit 99.1 of Parent's Current Report on Form 8-K filed on May 9, 2012).
(e)(4)
Support and Tender Agreement, dated May 8, 2012, by and among Parent, Merger Sub, and Red Mountain Capital Partners II, L.P. (incorporated by reference to Exhibit 99.2 of Parent's Current Report on Form 8-K filed on May 9, 2012).

Exhibit No.	Description
(e)(5)	Support and Tender Agreement, dated May 8, 2012, by and among Parent, Merger Sub, and Red Mountain Capital Partners III, L.P. (incorporated by reference to Exhibit 99.3 of Parent's Current Report on Form 8-K filed on May 9, 2012).
(e)(6)
Amended and Restated Articles of Incorporation as filed with the California Secretary of State on April 1, 1996 (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K filed for the year ended February 1, 1997).
(e)(7)
Certificate of Amendment of Restated Articles of Incorporation as filed with the California Secretary of State on February 25, 1999 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended May 1, 1999).
(e)(8)
Certificate of Amendment of Restated Articles of Incorporation as filed with the California Secretary of State on September 24, 1999 (incorporated by reference to Exhibit 3.1.2 of the Company's Annual Report on Form 10-K filed for the year ended January 29, 2000).
(e)(9)	Amended and Restated By-laws of the Company, dated June 23, 2011 (incorporated by reference to Exhibit 3.2 to the Company's Form 10-Q filed for the quarter ended July 30, 2011).
(e)(10)	Form of Deferred Stock Unit Agreement, 1996 Director Option Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 30, 2011).
(e)(11)	Cost Plus, Inc. 2004 Stock Plan, as amended June 18, 2009 (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-8 filed on August 5, 2009).
(e)(12)
Amended and Restated Employment Agreement dated March 12, 2008, between the Company and Barry J. Feld (incorporated by reference to Exhibit 10.11 of the Company's Annual Report on Form 10-K filed for the year ended February 2, 2008).
(e)(13)
Amendment to Barry J. Feld Amended and Restated Employment Agreement dated December 15, 2008, between the Company and Barry J. Feld (incorporated by reference to Exhibit 10.10.1 of the Company's Annual Report on Form 10-K filed for the year ended January 31, 2009).
(e)(14)
Eighth Amended and Restated Employment Severance Agreement dated August 3, 2011, between the Company and Jane L. Baughman (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 30, 2011).
(e)(15)
Fourth Amended and Restated Employment Severance Agreement dated August 3, 2011 between the Company and Jeffrey A. Turner (incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 30, 2011).
(e)(16)	Form of Employee Severance Agreement.
(e)(17)
Waiver and Acknowledgement, dated as of May 8, 2012 by and among the Company, Parent and Barry J. Feld (incorporated by reference to Exhibit 5 to Parent and Merger Sub's Statement on Schedule 13D filed on May 18, 2012).
(e)(18)
Waiver and Acknowledgement, dated as of May 8, 2012 by and among the Company, Parent and Jane L. Baughman (incorporated by reference to Exhibit 6 to Parent and Merger Sub's Statement on Schedule 13D filed on May 18, 2012).

Exhibit No.	Description
(e)(19)	Waiver and Acknowledgement, dated as of May 8, 2012 by and among Company, Parent and Jeffrey A. Turner (incorporated by reference to Exhibit 7 to Parent and Merger Sub's Statement on Schedule 13D filed on May 18, 2012).
(e)(20)	Letter Agreement, dated as of May 18, 2012, by and among the Company and Parent (incorporated by reference to Exhibit 8 to Parent and Merger Sub's Statement on Schedule 13D filed on May 18, 2012).
(e)(21)	Cost Plus, Inc. 1996 Director Option Plan as amended June 23, 2011 (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 30, 2011).
(e)(22)
Form of Stock Option Agreement, 1996 Director Option Plan used for grants prior to fiscal 2008 (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 31, 1999).
(e)(23)
Form of Stock Option Agreement, 1996 Director Option Plan used for grants beginning in fiscal 2008 (incorporated by reference to Exhibit 10.8.2 of the Company's Annual Report on Form 10-K for the year ended February 2, 2008).
(e)(24)	Form of Option Agreement, 2004 Stock Plan used for grants prior to fiscal 2008 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on November 23, 2004).
(e)(25)
Form of Option Agreement, 2004 Stock Plan used for grants beginning in fiscal 2008 (incorporated by reference to Exhibit 10.9.2 of the Company's Annual Report on Form 10-K filed for the year ended February 2, 2008).
(e)(26)
Form of Notice of Grant of Performance Shares and Performance Share Agreement under the 2004 Stock Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 21, 2006).
(e)(27)	Fiscal 2011 Management Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed for the quarter ended April 30, 2011).
(e)(28)
Cost Plus, Inc. Executive Performance Incentive Plan dated June 23, 2011 (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 30, 2011).
(e)(29)	Cost Plus, Inc. Option Acceleration Agreement dated June 23, 2011 (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 30, 2011).
(g)	None.

Annex A — Information Statement, dated May 25, 2012.

Annex B — Opinion of Peter J. Solomon Company, dated May 8, 2012.

Annex C — California Dissenters' Rights (Chapter 13).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Dated: May 25, 2012

COST PLUS, INC.
By:	/s/ BARRY J. FELD
	Name:	Barry J. Feld
	Title:	Chief Executive Officer

 ANNEX A

COST PLUS, INC.
200 4th Street
Oakland, California 94607

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

        This Information Statement (this "Information Statement") is being mailed on or about May 25, 2012 to holders of record of common stock (the "Company Common Stock"), par value $0.01 per share ("Shares"), of Cost Plus, Inc., a California corporation (the "Company" or "Cost Plus"), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of the Company with respect to the cash tender offer (the "Offer") by Blue Coral Acquisition Corp. ("Merger Sub"), a California corporation and a direct wholly owned subsidiary of Bed Bath & Beyond Inc., a New York corporation ("Parent"), to purchase all Shares that are issued and outstanding. Unless the context indicates otherwise, in this Information Statement, we use the terms "us," "we," and "our" to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of the shareholders to a majority of the seats on the Company's board of directors (the "Board"). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of May 8, 2012, by and among Parent, Merger Sub and the Company (as such agreement may be amended or supplemented from time to time in accordance with its terms, the "Merger Agreement").

        Pursuant to the Merger Agreement, Merger Sub commenced a cash tender offer on May 25, 2012 to purchase all Shares that are issued and outstanding, at a price of $22.00 per Share, net to the holder in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2012, and the related letter of transmittal (which, together with any amendments or supplements, collectively, constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO filed by Merger Sub and Parent with the United States Securities and Exchange Commission (the "SEC") on May 25, 2012.

        The Merger Agreement provides, among other things, that upon the initial acceptance for payment by Merger Sub of Shares pursuant to the Offer, and from time to time thereafter, Parent is entitled to designate to the Board, subject to compliance with Section 14(f) of the Securities and Exchange Act of 1934 (together with the rules and regulations promulgated thereunder, the "Exchange Act") and Rule 14f-1 thereunder, representation equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors (giving effect to the increase described in this sentence) multiplied by (ii) the percentage that (a) the number of Shares beneficially or of record owned by Parent and Merger Sub (including Shares accepted for payment pursuant to the Offer) bears to (b) the number of Shares then outstanding. In the event that Parent's designees are appointed or elected to the Board, until the effective time (the "Effective Time") of the merger contemplated by the Merger Agreement, the Board will include at least two directors who are not officers, shareholders or affiliates of the Company or Parent and who will be independent for purposes of Rule 10A-3 under the Exchange Act (the "Independent Directors"). If the number of Independent Directors is reduced below two for any reason, the remaining Independent Director will be entitled to designate a person to fill such vacancy or, if no Independent Directors remain, the other directors shall designate two Independent Directors to fill such vacancies. Subject to applicable law, the Company has agreed to take all action requested by Parent necessary to effect any election or appointment, including (x) subject to the Company's Restated Articles of Incorporation and the Company's Amended and Restated Bylaws, increasing the size of the Board and (y) obtaining the resignation of such number of its current directors as is necessary to enable Parent's designees to be so elected or appointed to the Board in compliance with applicable law (including, to the extent applicable prior to the Effective Time, Rule 10A-3 under the Exchange Act). From time to time after the initial acceptance for payment by Merger Sub of Shares pursuant to the Offer, the Company has agreed to take all action necessary to cause the individuals designated by Parent to be directors on the Board to constitute substantially the same percentage (rounding up where appropriate) as is on the Board on each committee of the Board to the fullest extent permitted by applicable law and the rules of The Nasdaq Stock Market ("Nasdaq"), and the Company has agreed to take all actions requested by Parent necessary to effect any such election or appointment.

        This Information Statement is required by Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder, in connection with the possible appointment of Parent's designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement.

        The information contained in this Information Statement (including information incorporated by reference herein) concerning the Parent, Merger Sub and Parent's designees to the Board has been furnished to the Company by Parent and Merger Sub, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT'S DESIGNEES TO THE BOARD

Information with Respect to the Designees

        Parent has informed the Company that it will choose its designees to the Board from the list of persons set forth below (the "Potential Designees").

        The Potential Designees have consented to serve as directors of the Company if so elected or appointed. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

        Parent has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past 10 years, (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses) or (ii) been subject to a judgment, decree or final order (other than those that were subsequently reversed, suspended or vacated) enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

        It is expected that the designees of Parent may assume office at any time following the purchase of Shares pursuant to the Offer, which purchase cannot be earlier than 5:00 p.m., New York City time, on June 28, 2012 (subject to extension under certain circumstances), and that, upon assuming office, such designees will thereafter constitute at least a majority of the Board. It is currently not known which of the Company's current directors would resign.

List of Potential Designees

        Parent has informed us that it will choose its designees to the Board from among the Potential Designees identified below. The following paragraphs set forth, with respect to each Potential Designee, the name, age of the individual as of May 22, 2012, and such individual's present principal occupation and employment history during the past five years. The business address of each Potential Designee is 650 Liberty Avenue, Union, New Jersey 07083.

Potential Designees

        Warren Eisenberg, 81, is a Co-Founder of Parent and has served as Co-Chairman of Parent's board of directors since 1999. He has served as a member of Parent's board of directors since 1971. Mr. Eisenberg served as Chairman of Parent from 1992 to 1999, and served as Co-Chief Executive Officer of Parent from 1971 to 2003.

        Leonard Feinstein, 75, is a Co-Founder of Parent and has served as Co-Chairman of Parent's board of directors since 1999. He has served as a member of Parent's board of directors since 1971. Mr. Feinstein served as President of Parent from 1992 to 1999, and served as Co-Chief Executive Officer of Parent from 1971 to 2003.

        Steven H. Temares, 53, has been Chief Executive Officer of Parent since 2003 and has served as a member of Parent's board of directors since 1999. Mr. Temares was President and Chief Executive Officer of Parent from 2003 to 2006, President and Chief Operating Officer of Parent from 1999 to 2003 and Executive Vice President and Chief Operating Officer of Parent from 1997 to 1999. Mr. Temares joined Parent in 1992.

        Eugene A. Castagna, 46, has been Chief Financial Officer and Treasurer of Parent since 2006. Mr. Castagna served as Assistant Treasurer of Parent from 2002 to 2006 and as Vice President—Finance of Parent from 2000 to 2006. Mr. Castagna is a certified public accountant and joined Parent in 1994.

        Allan N. Rauch, 53, has been Vice President—Legal and General Counsel of Parent since 1999. Mr. Rauch has served as General Counsel of Parent since 1997. Mr. Rauch joined Parent in 1994.

INFORMATION CONCERNING OUTSTANDING SECURITIES

        The authorized capital stock of the Company consists of 72,500,000 shares, of which 67,500,000 shares are designated Shares and 5,000,000 shares are designated preferred stock, par value $0.01 per share. As of the date of this Information Statement, Merger Sub and its affiliates are not the owners of record of any Shares.

 INFORMATION REGARDING BOARD OF DIRECTORS AND COMMITTEES

The Board of Directors

        The name of each member of the Board, their ages as of May 22, 2012, and certain information about them are set forth below:

Name	Age	Position	Director Since
Joseph H. Coulombe	81	Independent management consultant	1995
Clifford J. Einstein	73	Founding Partner, Dailey and Associates Advertising	2007
Barry J. Feld	55	Chief Executive Officer and President	2001
Mark R. Genender	47	Partner, Red Mountain Capital Partners LLC	2011
Danny W. Gurr	54	Independent management consultant	1995
John C. Pound	57	President, Integrity Brands	2011
Kim D. Robbins	66	Retired retail executive	1999
Fredric M. Roberts	69	Retired investment banker	1999
Kenneth T. Stevens	60	Private investor/advisor	2008

        Except as set forth below, each of the members of the Board has been engaged in his or her principal occupation described above during the past five years. There is no family relationship between any director and executive officer of the Company.

        Mr. Coulombe has served on the Board since 1995 and served as Chairman of the Board from June 2010 until June 2011. He has been engaged in independent management consulting since April 1995. Previously, he was employed in an executive capacity by several retailing and grocery businesses and as an independent business consultant. From February 1995 to April 1995, Mr. Coulombe served as President and Chief Executive Officer of Sport Chalet, Inc., a sporting goods retailer. From February 1994 to January 1995, Mr. Coulombe served as Chief Executive Officer of Provigo Corp., a wholesale and retail grocer. From November 1992 to February 1994, Mr. Coulombe was an independent business consultant. From March 1992 to October 1992, Mr. Coulombe served as Executive Vice President of Pacific Enterprises, with principal responsibility for Thrifty Corporation, an operator of drug and sporting goods chain stores. He also served as Co-Chairman of Thrifty Corporation during that time. From June 1989 through March 1992, Mr. Coulombe served as an independent business consultant. Mr. Coulombe is the founder of Trader Joe's, a specialty food grocery chain, and he served as its Chief Executive Officer from 1957 to 1989. Mr. Coulombe currently serves as a director of True Religion Apparel, Inc., a manufacturer of high-end, contemporary, designer women's and men's jeans.

        As the former chief executive officer and the founder of Trader Joe's, as well as other retail establishments, Mr. Coulombe has a seasoned, broad business perspective of the retail industry which is of tremendous value to us. From prior positions as both an executive officer and director at Thrifty Corporation and as an independent consultant, he has extensive operating experience in the retail and consumer products industries.

        Mr. Einstein served as Chairman of Dailey and Associates, an international advertising agency headquartered in West Hollywood, California, from 1994 until his retirement in 2006. Prior to his position as Chairman, Mr. Einstein served as President of Dailey and Associates from 1983 to 1994. He was Dailey and Associates' original Executive Creative Director and served in that role as well for 35 years. Mr. Einstein currently serves as a director of Merchant House International, a Chinese manufacturer of home textiles and footwear.

        Mr. Einstein brings to the Board an extensive background spanning nearly forty years in the advertising industry. He contributes strong insight into our marketing and advertising programs from his involvement in leading brands such as White Stag Clothing, Gallo Winery, Mondavi Winery, Callaway Golf, Mattel Toys, LA Gear, Lawry's Foods, Nestle Foods, Neutrogena and Safeway Stores.

He has established a proven track record for creating relevant marketing strategies to build brand awareness and drive sales. His expertise in managing and directing product development, marketing, packaging, distribution and sales provides the Board with valuable insights as we continue to innovate and strengthen our core brand and grow our market share of brand merchandise.

        Mr. Feld was appointed Chief Executive Officer and President of the Company in October 2005. From August 1999 until October 2005, Mr. Feld was President, Chief Executive Officer and Chairman of the Board of Directors of PCA International, Inc., the largest North American operator of portrait studios focused on serving the discount retail market. From November 1998 to June 1999, Mr. Feld was President and Chief Operating Officer of Vista Eyecare, Inc., a specialty eyecare retailer. He joined Vista Eyecare as a result of its acquisition of New West Eyeworks, Inc., where he had been serving as President and a director since May 1991 and as Chief Executive Officer and a director since February 1994. From 1987 to May 1991, Mr. Feld was with Frame-n-Lens Optical, Inc., where he served as its president prior to joining New West. Prior to that, he served in various senior management positions at Pearle Health Services for 10 years and, for a number of years, he served as an acquisition and turnaround specialist for optical retail groups acquired by Pearle. PCA International filed for protection under Chapter 11 of the federal Bankruptcy Code in August 2006. Mr. Feld also serves on the Santa Clara University Advisory Board.

        As our Chief Executive Officer, President and a member of the Board, Mr. Feld draws upon over three decades of experience in an array of executive management roles in the retail industry. As Chief Executive Officer, he is responsible for determining our strategy and clearly articulating priorities as well as aligning and motivating the organization to execute effectively and ensure success. These skills, combined with Mr. Feld's in-depth understanding of the Cost Plus customer, make him exceptionally qualified to serve on the Board.

        Mr. Genender joined Red Mountain Capital Partners LLC as a Partner in February 2011. Mr. Genender previously served as a Managing Director in the Retail and Consumer Group of Carlyle Partners V, a $13.7 billion US buyout fund. Prior to Carlyle, Mr. Genender co-founded and was a Partner at Star Avenue Capital, a consumer growth equity vehicle which he formed in 2008 with Irving Place Capital and Creative Artists Agency. From 1996 to 2008, he was a Managing Director and Partner at Fenway Partners, a leading middle market buyout firm with over $2 billion under management. Prior to Fenway, Mr. Genender held senior sales and marketing positions with Nabisco Holdings Inc. and PepsiCo Inc., and served as a Financial Analyst in the M&A department with Goldman, Sachs & Co. in London and New York. Mr. Genender currently serves as a Director for Nature's Sunshine Products, Inc. ("NATR"), a leading natural health and wellness company.

        Mr. Genender brings extensive experience in finance, marketing and consumer-oriented businesses as well as significant corporate governance experience. Mr. Genender has served as a Director for J Brand Holdings, Easton-Bell Sports, Simmons Holdings, Harry Winston Inc., Delimex Holdings and Decorative Concepts Inc. At each of these companies, Mr. Genender either chaired or served as a member of either the Compensation Committee or Audit Committee.

        Mr. Gurr served as Interim President and Chief Operating Officer of the Company from March 2005 until October 2005. Since September 2004, Mr. Gurr has also been serving as Director and President of Make Believe Ideas, Inc., a publisher of children's books. From January 2002 until July 2003, Mr. Gurr served as the President of Quarto Holdings, Inc., a leading international co-edition publisher. From April 1998 to July 2001, Mr. Gurr served as President and a director of Dorling Kindersley Publishing Inc., a publisher of illustrated books, videos and multi-media products. From September 1991 to February 1998, Mr. Gurr served as President and Chief Executive Officer of Lauriat's Books, Inc., an operator of various bookstore chains. From November 1995 until June 1997, Mr. Gurr served as President and Chief Executive Officer of Chadwick Miller, Inc., an importer and wholesaler of housewares and gifts. Mr. Gurr is a director of Hastings Entertainment, Inc., a leading multimedia entertainment retailer and Millennium House, a specialist book publisher.

        Mr. Gurr brings to the Board over two decades of experience as both an executive officer and a director of domestic and international companies in the specialty retail sector and the consumer products industry. Mr. Gurr has hands-on operating experience at Cost Plus resulting in in-depth knowledge of our operations and business. In addition, he has extensive knowledge of the publishing industry, importation of goods and retail distribution which is of invaluable assistance to the Board.

        Mr. Pound currently serves as President and a director of Integrity Brands, Inc., a firm that originates and oversees investments in specialty retail and branded consumer products companies. He has held that position since July 1999. Mr. Pound served as a director of The Gymboree Corporation from 2000 to 2010. Mr. Pound also currently serves as a director of Spy, Inc., a producer of branded eyewear under the Spy Optic brand, and as a member of its compensation and governance committees. He served as Executive Chairman of RedEnvelope, Inc., an online and catalog gift retailer, from May 2007 to March 2008 and as its Chief Executive Officer from November 2007 to March 2008. Mr. Pound was a RedEnvelope, Inc. director from August 2005 to March 2008. RedEnvelope filed for bankruptcy protection on April 17, 2008. Mr. Pound serves as a director of Tactical Holdings, LLC; Hunter Dixon, Inc.; and Three Twins Ice Cream, Inc, all private companies. Mr. Pound has a Ph.D. in finance from Yale University, worked on corporate control policies in the mid-1980's at the Securities and Exchange Commission, taught finance and financial market policy for ten years at Harvard University, and (during that time) served as an advisor to a number of large public companies and investment organizations.

        Mr. Pound's experience as an investor in the specialty retail sector and his finance expertise provides the Company and the Board with an informed perspective on the Company's business objectives and industry trends, as well as expertise in evaluating opportunities in the sector.

        Ms. Robbins is a retired retail executive who worked in various department store and specialty store businesses. From 1997 to 2002, Ms. Robbins was the Director of Product Development for Jack Nadel, Inc., a direct response promotion agency specializing in creative marketing and merchandise solutions. From 1996 to 1997, she was the Executive Vice President and General Merchandise Manager of House of Fabrics, Inc., which operates sewing and craft stores throughout the United States. From 1995 to 1996, she was the Vice President of Merchandising for Sport Chalet Inc., a sporting goods retailer. From 1976 to 1993, Ms. Robbins served in capacities of increasing responsibility at Carter Hawley Hale, culminating in her appointment as Senior Vice President and General Merchandising Manager.

        Ms. Robbins brings to the Board a background spanning over 26 years of extensive retail experience in the department and specialty store business in management and operational roles. She has strong insight into product development, merchandise planning and promotion. Ms. Robbins is also one of our longest serving members on the Board and therefore she has a deep understanding of the Company's business and operations.

        Mr. Roberts is retired and served as Chairman of the Board from March 2005 until June 2010. Mr. Roberts served as President of F.M. Roberts & Company, Inc., an investment-banking firm he established in 1980, for more than 20 years. Mr. Roberts has over 30 years of investment banking experience, including executive corporate finance positions with Lehman Brothers, Loeb, Rhoades & Co., E.F. Hutton & Co. and Cantor, Fitzgerald & Co., Inc. Mr. Roberts served as 1993 Chairman of the Board of Governors of the National Association of Securities Dealers, which at that time owned and operated The Nasdaq Stock Market. From 1994 to 1996, he was a member of the Nasdaq Board of Directors and its Executive Committee. Mr. Roberts also served as a director and Chairman of the Compensation Committee of Tween Brands, Inc, a specialty retailer of branded apparel and lifestyle products for girls from February, 2003 until December, 2009.

        With three decades of investment banking experience advising corporate clients on strategic and financial issues, Mr. Roberts brings valuable strategic expertise to the Board. Mr. Roberts brings a deep understanding of the Nasdaq Stock Market LLC and National Association of Securities Dealers, having served on their boards and committees. Mr. Roberts has strong leadership and consensus-building capabilities as well as a solid understanding of finance and corporate governance, which has provided the background necessary to serve as Chairman of our Compensation Committee.

        Mr. Stevens has served as Chairman of the Board since June 2011. He also has served as a director of Ulta Salon, Cosmetics & Fragrance, Inc., a beauty retailer, since June 2011 and as the non-executive Chairman of the Board of Charlotte Russe, an apparel and accessory retailer, since November 2011. Mr. Stevens was the Chief Executive Officer and a director of philosophy, Inc., a skin care and beauty company, from 2009 to April 2011. From 2007 to 2008, he served as President and Chief Operating Officer of Tween Brands, Inc., a publicly traded retailer. From 2002 until 2006, Mr. Stevens held various executive positions at Limited Brands, Inc. and its subsidiaries, including Executive Vice President and Chief Financial Officer of Limited Brands, Inc., Chief Executive Officer of Express and President of Bath & Body Works. Prior to 2002, Mr. Stevens held senior leadership positions at several public and private companies, including in Chord Communications, Bank One Retail Group, Taco Bell Corporation and PepsiCo, Inc. From 1983 to 1991, Mr. Stevens was a partner at McKinsey & Company, Inc. Mr. Stevens previously served as a director and audit committee member of Spartan Stores, Inc. and La Quinta Inns, Inc. and as a director, Audit Committee member and chairman of the Compensation Committee of Virgin Mobile USA, Inc.

        Mr. Stevens brings to the Board over two decades of experience as a financial executive officer and member of the Board of Directors and Audit Committees of four public companies. Additionally, as the Chief Executive Officer of a cosmetics company, Mr. Stevens had firsthand exposure to many of the issues facing retailers, including companies like Cost Plus. His extensive financial and accounting expertise as Chief Financial Officer, deep understanding of accounting principles and financial reporting rules and regulations, including how internal controls are effectively managed within organizations, provide him with the financial acumen and skills necessary to serve as Chairman of our Audit Committee. In addition, through his extensive executive management and board service experience, Mr. Stevens has developed the leadership, business judgment and consensus-building skills necessary to effectively lead the Board as non-executive Chairman.

CORPORATE GOVERNANCE

Board of Directors and Committee Meetings

        Our Board held six meetings during the fiscal year ended January 28, 2012. Each of our directors attended at least 75% of the meetings of the Board and the committees on which he or she served during their respective periods of service in the fiscal year ended January 28, 2012. Our directors are expected, absent exceptional circumstances, to attend all Board meetings and meetings of committees on which they serve, and are also expected to attend our annual meeting of shareholders. All of our directors who were serving on the Board at the time of the 2011 annual meeting of shareholders, except for Mr. Roberts, attended the meeting.

        Our Board has summarized its corporate governance practices in the Corporate Governance Guidelines for the Company, a copy of which is available on the Corporate Governance page of the Investor Information section of our website at http://www.worldmarket.com and is available in print upon request by any shareholder. Our Board has established four committees: an Audit Committee, a Compensation Committee, a Nominating Committee and a Real Estate Committee. Other than the Real Estate Committee, each committee has a written charter approved by the Board outlining the principal responsibilities of the committee. These charters are also available on the Corporate Governance page of the Investor Information section of our website.

        The members of the committees are identified below:

Audit Committee	Compensation Committee	Nominating Committee	Real Estate Committee
Kenneth T. Stevens, Chair Joseph H. Coulombe Danny W. Gurr Fredric M. Roberts	Fredric M. Roberts, Chair Clifford J. Einstein John C. Pound Kim D. Robbins	Danny W. Gurr, Chair Joseph H. Coulombe Kim D. Robbins	Danny W. Gurr, Chair Joseph H. Coulombe Mark R. Genender

Risk Management

        Our Board, as a whole and through its committees, has responsibility for the oversight of risk management. With the oversight of our full Board, our officers are responsible for the day-to-day management of the material risks Cost Plus faces. In its oversight role, our Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. The involvement of the full Board in reviewing our business strategy at least annually is a key part of its oversight of risk management, its assessment of management's appetite for risk and its determination of what constitutes an appropriate level of risk for Cost Plus. The full Board regularly receives updates from management and outside advisors regarding certain risks we face, including litigation and various operating risks.

        In addition, our Board committees each oversee certain aspects of risk management. For example, our Audit Committee is responsible for overseeing risk management of financial matters, financial reporting, the adequacy of our risk-related internal controls, internal investigations and enterprise risks; our Compensation Committee oversees risks related to compensation policies and practices; and our Nominating Committee oversees governance related risks, such as board independence and conflicts of interest, as well as management and director succession planning. Our Board committees report their findings to the full Board.

        Senior management attend, as needed, board and board committee meetings and are available to address any questions or concerns raised by our Board on risk management-related and any other matters. In addition, our Board holds strategic planning sessions with senior management to discuss strategies, key challenges, and risks and opportunities for Cost Plus as needed.

Board and Leadership Structure

        Our Corporate Governance Guidelines provide that the Board shall fill the Chairman of the Board and Chief Executive Officer positions. Our Board may select the Chief Executive Officer as Chairman. We currently separate the positions of Chief Executive Officer and Chairman of the Board. Since June 2011, Mr. Stevens, one of our independent directors, has served as the non-executive Chairman of our Board. The responsibilities of the Chairman of the Board include: setting the agenda for each board meeting, in consultation with the Chief Executive Officer and presiding at executive sessions.

        Separating the positions of Chief Executive Officer and Chairman of the Board allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of our Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. The Board believes that having an independent director serve as Chairman of the Board is the appropriate leadership structure for the Company at this time and demonstrates our commitment to good corporate governance.

        In addition, as described in more detail below, our Board has four standing committees, each Chairperson and each member of which is an independent director. Our Board delegates substantial responsibility to each Board committee, which reports their activities and actions back to the full Board. We believe that our independent board committees and their chair are critical to our Board leadership structure.

  Audit Committee

        The purpose of our Audit Committee is to oversee our accounting and financial reporting processes and audits of our financial statements. The Audit Committee assists the Board in the oversight and monitoring of (i) the integrity of our financial statements, (ii) Cost Plus' accounting policies and procedures, (iii) our compliance with legal and regulatory requirements, (iv) our independent registered public accounting firm's qualifications and independence, (v) our disclosure controls and procedures, and (vi) the performance of our internal audit function and our independent registered public accounting firm. In addition, the Audit Committee's duties and responsibilities include reviewing and pre-approving any audit and non-audit services to be provided by our independent registered public accounting firm, reviewing, approving and monitoring our Code of Ethics for Principal Executive and Senior Financial Officers and establishing procedures for receiving, retaining and treating complaints regarding accounting, internal accounting controls or auditing matters. The report of the Audit Committee for the fiscal year ended January 28, 2012 is included in this information statement under the caption "Report of the Audit Committee." The charter of the Audit Committee can be found in the Investor Information section of our website at http://worldmarketcorp.com/assets/corporate_files/audit_com_charter.pdf.

        Our Audit Committee held six meetings in fiscal 2011. The Audit Committee currently consists of directors Stevens, Coulombe, Gurr and Roberts. All members of the Audit Committee qualify as independent under the rules and regulations of the SEC and the listing standards of The Nasdaq Stock Market LLC (the "Nasdaq Rules"). Mr. Stevens is the Chairman of the Audit Committee and he has been designated an "audit committee financial expert" within the meaning of the rules and regulations of the SEC, and the Board has determined that he has the accounting and related financial management expertise to satisfy the requirement that at least one member of the Audit Committee be financially sophisticated within the meaning of the Nasdaq Rules.

  Compensation Committee

        The purpose of our Compensation Committee is to discharge the Board's responsibilities for approving and evaluating officer compensation plans, policies and programs, to review and make recommendations regarding compensation for our employees and directors, and to administer our equity compensation plans. The report of the Compensation Committee for the fiscal year ended January 28, 2012 is included in this information statement under the caption "Report of the Compensation Committee." The Compensation Committee currently consists of directors Einstein, Pound, Robbins and Roberts. The Compensation Committee held four meetings in fiscal 2011. Mr. Roberts is Chairman of the Compensation Committee. Each member of the Compensation Committee is independent within the meaning of the Nasdaq Rules; is an "outside director" under the rules and regulations of the Internal Revenue Service and is a "non-employee director" under the rules and regulations of the SEC. The charter of the Compensation Committee can be found in the Investor Information section of our website at http://worldmarketcorp.com/assets/corporate_files/compensation_com_charter.pdf.

  Nominating Committee

        The purpose of our Nominating Committee is to assist the Board in identifying prospective director nominees and recommending director nominees for election to the Board and its committees. The Nominating Committee currently consists of directors Coulombe, Gurr and Robbins. The Nominating Committee held one meeting in fiscal 2011. All members of the Nominating Committee are independent within the meaning of the Nasdaq Rules. Mr. Gurr serves as the Chairman of the Nominating Committee. The charter of the Nominating Committee can be found in the Investor Information section of our website at http://worldmarketcorp.com/assets/corporate_files/nominating_com_charter.pdf.

  Real Estate Committee

        The purpose of our Real Estate Committee is to assist the Board in reviewing, evaluating and approving or disapproving proposals by management for the opening, closing and moving of retail stores. The Real Estate Committee currently consists of directors Coulombe, Genender and Gurr. Our Real Estate Committee held three meetings in fiscal 2011. Mr. Gurr serves as the Chairman of the Real Estate Committee.

Director Independence

        Consistent with the Nasdaq listing standards and SEC rules regarding director independence, our Board has reviewed the independence of our directors and considered whether any director had any relationship with the Company or management that would compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities.

        As a result of this review, our Board has affirmatively determined that all of our directors with the exception of Mr. Feld are independent under the Nasdaq Rules.

Shareholder Communications to Directors

        Shareholders may communicate directly with our directors by sending a letter addressed to:

Kenneth T. Stevens
Chairman of the Board of Directors
Cost Plus, Inc.
200 4th Street
Oakland, California 94607

        Mr. Stevens will ensure that a summary of all letters received is provided to the Board at its regularly scheduled meetings. Where the nature of a communication warrants, Mr. Stevens may decide to obtain the more immediate attention of the appropriate committee of the Board or an individual director, management or independent advisors, as Mr. Stevens considers appropriate. Mr. Stevens may decide, in the exercise of his judgment, whether a response to any shareholder communication is necessary.

Policy for Director Recommendations and Nominations

        The Nominating Committee considers candidates for Board membership suggested by Board members, management and our shareholders. It is the policy of the Nominating Committee to consider recommendations for candidates to the Board from any shareholder holding, as of the date the recommendation is submitted, not less than one percent (1%) of the then outstanding shares of our common stock continuously for at least 12 months prior to such date. The Nominating Committee will consider a director candidate recommended by our shareholders in the same manner as a nominee recommended by a Board member, management or other sources. In addition, a shareholder may nominate a person directly for election to the Board at an annual meeting of shareholders provided the shareholder meets the requirements set forth in our bylaws.

        Where the Nominating Committee has either identified a prospective nominee or determines that an additional or replacement director is required, the Nominating Committee may take such measures that it considers appropriate in connection with its evaluation of a director candidate, including candidate interviews, inquiry of the person or persons making the recommendation or nomination, engagement of an outside search firm to gather additional information, or reliance on the knowledge of the members of the Nominating Committee, the Board or management. In its evaluation of director candidates, including the members of the Board eligible for re-election, the Nominating Committee considers a number of factors, including:

  •
  the current size and composition of the Board and the needs of the Board and the respective committees of the Board, and

  •
  such factors as judgment, independence, character and integrity, age, area of expertise, diversity of experience, length of service and potential conflicts of interest.

        Although the Nominating Committee does not have a policy with regard to the consideration of diversity identifying director nominees, as discussed above, diversity is one of the numerous criteria the Nominating Committee reviews before recommending a candidate.

        The Nominating Committee has also specified the following minimum qualifications that it believes must be met by a nominee for a position on the Board:

  •
  the highest personal and professional ethics and integrity,

  •
  proven achievement and competence in the nominee's field and the ability to exercise sound business judgment,

  •
  skills that are complementary to those of the existing Board,

  •
  the ability to assist and support management and make significant contributions to our success, and

  •
  an understanding of the fiduciary responsibilities that is required of a member of the Board and the commitment of time and energy necessary to diligently carry out those responsibilities.

        After completing its evaluation, the Nominating Committee makes a recommendation to the full Board as to the persons who should be nominated to the Board, and the Board determines the nominees after considering the recommendation and report of the Nominating Committee.

Code of Business Conduct and Codes of Ethics

        Our Board has adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, officers and directors. Our Code of Business Conduct and Ethics is intended to ensure that our employees act in accordance with the highest ethical standards based on respect for the dignity of each individual and a commitment to honesty and fairness. In addition, we have in place a Code of Ethics for Principal Executive and Senior Financial Officers, which applies to our Chief Executive Officer, Chief Financial Officer, and among our executives and to ensure that all of our public disclosure is full, fair and accurate. The Code of Business Conduct and the Codes of Ethics for Principal Executive and Senior Financial Officers are available on the Corporate Governance page of the Investor Information section of our website at http://www.worldmarket.com.

Director Compensation

        In 2011, our Board, in consultation with Mercer, an independent third-party compensation consulting firm, and in light of a market review of board of director pay practices, adopted changes to its director compensation practices.

  Cash Compensation of Non-Employee Directors in Fiscal 2011

        As a result of the market review, during fiscal 2011, each of our non-employee directors received an annual retainer of $60,000 for service on the Board. In addition, the non-executive Chairman of the Board received an additional annual retainer of $45,000. The Chairman of the Audit Committee received an additional annual retainer of $15,000. The Chairman of the Compensation Committee

received an additional annual retainer of $10,000. The Chairman of the Nominating Committee and the Chairman of the Real Estate Committee each received an additional annual retainer of $5,000.

  Equity Compensation of Non-Employee Directors in Fiscal 2011

        As a result of the market review, our Board determined that it would be more appropriate to amend our 1996 Director Stock Option Plan (the "1996 Director Option Plan") to allow our non-employee directors to receive all types of awards under the plan, including full value awards, such as restricted stock, performance shares, performance units and deferred stock units. As a result of such changes that were approved by shareholders during fiscal 2011, our 1996 Director Option Plan provides for our Board, in its discretion, to receive all types of awards under the plan, including full value awards, such as restricted stock, performance shares, performance units and deferred stock units. During fiscal 2011, the Company granted an aggregate of 53,974 deferred stock units to its non-employee directors. The Company's deferred stock units are issued and measured at fair value on the date of grant and fully vest on the one year anniversary from the date of grant.

        On August 3, 2011, directors Coulombe, Einstein, Gurr, Roberts, Robbins, and Stevens were each granted 6,218 deferred stock units. However, directors Genender and Pound were each granted 8,333 deferred stock units based on fiscal 2011 being their initial election year to the Board. There was an aggregate of 53,974 deferred stock units granted to the Company's non-employee directors during fiscal 2011.

  Aggregate Compensation of Non-Employee Directors in Fiscal 2011

        The following table sets forth information concerning compensation paid or accrued for services rendered to Cost Plus in all capacities by the non-employee members of our Board for the fiscal year ended January 28, 2012. None of the non-employee members of our Board were compensated by Cost Plus other than for their service as a director.

Director Compensation Summary
For Fiscal Year 2011

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)(3)	Total ($)
Joseph H. Coulombe	82,500	50,000	132,500
Clifford J. Einstein	60,000	50,000	110,000
Mark R. Genender	45,000	67,000	112,000
Danny W. Gurr	70,000	50,000	120,000
Willem Mesdag	13,375	—	13,375
John C. Pound	45,000	67,000	112,000
Kim D. Robbins	65,000	50,000	115,000
Fredric M. Roberts	65,000	50,000	115,000
Kenneth T. Stevens	97,500	50,000	147,500

(1)
Mr. Mesdag's term on our Board expired at the 2011 annual meeting.

(2)
Amounts do not reflect compensation actually received by the director. Instead the amounts included under the "Stock Awards" column represent the grant date fair value of deferred stock units of the Company's common stock granted under the Company's 1996 Director Option Plan, computed in accordance with Financial Accounting Standards Codification Topic, 718. See "Equity Compensation of Non-Employee Directors in Fiscal 2011," above for a full description of these awards. For a discussion of the valuation assumptions, see Note 11 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended January 28, 2012.

(3)
The aggregate number of shares subject to stock options and stock awards outstanding at January 28, 2012 for each non-employee director was as follows:

Name(1)	Aggregate Number of Option Awards Outstanding as of January 28, 2012	Aggregate Number of Stock Awards Outstanding as of January 28, 2012
Joseph H. Coulombe	83,000	6,218
Clifford J. Einstein	41,500	6,218
Mark R. Genender	—	8,333
Danny W. Gurr	81,500	6,218
Willem Mesdag	—	—
John C. Pound	—	8,333
Kim D. Robbins	78,500	6,218
Fredric M. Roberts	136,500	6,218
Kenneth T. Stevens	29,500	6,218

Certain Relationships and Related Transactions

        We believe that there have not been, nor are there currently proposed, any transaction or series of similar transactions in which we were or are to be a participant in which the amount involved exceeds the SEC disclosure threshold of $120,000 and in which any director, executive officer or holder of more than 5% of our common stock, or members of any such person's immediate family, had or will have a direct or indirect material interest.

Policies and Procedures Regarding Related Person Transactions

        While we do not have a written statement of policies and procedures with respect to related- person transactions, our Audit Committee's Charter requires that the Audit Committee, all of whose members are independent directors, review and approve in advance any proposed related person transactions. Current SEC rules define a related person transaction to include any transaction or proposed transaction in which Cost Plus was or is a participant, and in which any of the following persons had or will have a direct or indirect material interest:

  •
  an executive officer, director or director nominee of Cost Plus;

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  any person who is known to be the beneficial owner of more than 5% of Cost Plus' common stock;

  •
  any person who is an immediate family member (as defined in applicable SEC rules) of an executive officer, director or director nominee or beneficial owner of more than 5% of Cost Plus' common stock; and

  •
  any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any other of the foregoing persons, has a 5% or greater beneficial ownership interest.

Compensation Committee Interlocks and Insider Participation

        During fiscal 2011, no member of the Compensation Committee was an officer or employee or former officer or employee of Cost Plus or any of its subsidiaries. No member of the Compensation Committee or executive officer of Cost Plus served as a member of the Board or Compensation Committee of any entity that has an executive officer serving as a member of our Board or Compensation Committee. Finally, no member of the Compensation Committee had any other relationship requiring disclosure in this section.

 REPORT OF THE AUDIT COMMITTEE

        The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Cost Plus specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

        The following is the Audit Committee's report submitted to the Board for the fiscal year ended January 28, 2012.

        The Audit Committee operates under a written charter adopted by the Board of Directors, a copy of which can be found in the Investor Information section of our website at http://worldmarketcorp.com/assets/corporate_files/audit_com_charter.pdf, and assists the Board of Directors in fulfilling its responsibilities for general oversight of the integrity of Cost Plus' financial statements, its accounting policies and procedures, its compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications and independence, the performance of Cost Plus' internal audit function and independent registered public accounting firm, disclosure controls and procedures and risk assessment and risk management. The Audit Committee manages Cost Plus' relationship with its independent registered public accounting firm (who reports directly to the Audit Committee). The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and receive appropriate funding, as determined by the Audit Committee, from Cost Plus for such advice and assistance.

        The Company's management has primary responsibility for preparing Cost Plus' financial statements and for its financial reporting process. Our independent registered public accounting firm, Deloitte & Touche LLP, is responsible for expressing an opinion on the conformity of Cost Plus' audited financial statements with accounting principles generally accepted in the United States. We monitor and review these processes, as well as the integrity of Cost Plus' consolidated financial statements and its system of internal controls. However, we are not professionally engaged in the practice of accounting or auditing and we are not experts in the fields of accounting or auditing, including with respect to auditor independence. We rely, without independent verification, on the information provided to us and on the representations made by management and the independent registered public accounting firm.

        In this context, we:

  •
  reviewed and discussed Cost Plus' audited consolidated financial statements for the fiscal year ended January 28, 2012 with management and Deloitte & Touche LLP;

  •
  discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 114, (The Auditor's Communication With Those Charged With Governance);

  •
  received and reviewed the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standards No. 1 (Independence Discussions with Audit Committees) and discussed with Deloitte & Touche LLP their independence from Cost Plus; and

  •
  reviewed management's report on internal controls as well as the independent registered public accounting firm's report to Cost Plus as to its review of the effectiveness of Cost Plus' internal controls as required under Section 404 of the Sarbanes-Oxley Act.

        Based on our review and these meetings, discussions and reports, and subject to the limitations on our roles and responsibilities referred to above and in the Audit Committee Charter, we recommended to the Board of Directors that Cost Plus' audited consolidated financial statements for the fiscal year ended January 28, 2012 be included in Cost Plus' Annual Report on Form 10-K and filed with the Securities and Exchange Commission.

Respectfully submitted by:
THE AUDIT COMMITTEE
Kenneth T. Stevens, Chairman Joseph H. Coulombe Danny W. Gurr Fredric M. Roberts

 EXECUTIVE OFFICERS

Executive Officers of the Company

        The executive officers of the Company and their respective ages as of May 22, 2012 are as follows:

Name	Age	Position
Barry J. Feld	55	Chief Executive Officer, President and Director
Jane L. Baughman	45	Executive Vice President, Chief Financial Officer and Secretary
Jeffrey A. Turner	49	Executive Vice President, Operations and Chief Information Officer

        Mr. Feld was appointed Chief Executive Officer and President of Cost Plus in October 2005. From August 1999 until October 2005, Mr. Feld was President, Chief Executive Officer and Chairman of the Board of Directors of PCA International, Inc., the largest North American operator of portrait studios focused on serving the discount retail market. From November 1998 to June 1999, Mr. Feld was President and Chief Operating Officer of Vista Eyecare, Inc., a specialty eyecare retailer. He joined Vista Eyecare as a result of its acquisition of New West Eyeworks, Inc., where he had been serving as President and a director since May 1991 and as Chief Executive Officer and a Director since February 1994. From 1987 to May 1991, Mr. Feld was with Frame-n-Lens Optical, Inc., where he served as its president prior to joining New West. Prior to that, he served in various senior management positions at Pearle Health Services for 10 years and, for a number of years, he served as an acquisition and turnaround specialist for optical retail groups acquired by Pearle. PCA International filed for protection under Chapter 11 of the federal Bankruptcy Code in August 2006. Mr. Feld also serves on the Santa Clara University Advisory Board.

        Ms. Baughman is the Executive Vice President and Chief Financial Officer for Cost Plus. She is responsible for all of the Company's financial activities including: Finance, Accounting, Treasury, Risk Management, Tax and Real Estate, and has more than 20 years of retail experience. Ms. Baughman joined Cost Plus in February 1996 as Manager of Merchandise Planning and has been promoted into positions of increasing responsibility including: Director of Financial Planning & Analysis, VP of Finance, Treasurer, and SVP Financial Operations prior to her appointment as EVP and Chief Financial Officer in September 2007. Ms. Baughman has also served as the Company's Corporate Secretary since August 2001. Prior to joining the Company, Ms. Baughman served in various financial positions for The Nature Company and The Gap, Inc., and worked in investment banking as a financial analyst for Dillon Read & Co., Inc.

        Mr. Turner joined the Company in September 2007 as Senior Vice President and Chief Information Officer. Effective March 2010, Mr. Turner was promoted to the position of Executive Vice President of Operations and Chief Information Officer. As EVP of Operations and Chief Information Officer, Mr. Turner is responsible for store operations, international logistics and customs, distribution, domestic transportation, and information technology. Mr. Turner has more than 27 years of information technology experience, as well as 20 years of retail experience. Prior to joining the Company, Mr. Turner served as Senior Vice President and Chief Information Officer for Restoration Hardware from June 2004 to September 2007. Mr. Turner also held senior level information technology positions at Levi Strauss & Co. and Gap, Inc. from 1991 to 2004. He served as the Vice President, Global and North America Development at Levi Strauss & Co. from August 2001 to February 2004, and he served from September 1991 to July 2001 in a variety of roles at Gap, Inc. culminating in the position of Vice President, Global Store Technology. Mr. Turner began his career in management consulting with Arthur Andersen in July 1984.

        There are no family relationships among any of our directors or executive officers.

 EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        The following is a discussion and analysis of our compensation programs as they apply to our executive officers, including those listed in the Summary Compensation Table. The executive compensation program is designed to ensure that the interests of executive officers are closely aligned with those of shareholders.

Executive Compensation Program Objectives and Philosophy

        We seek to develop and implement compensation programs that will attract, retain, and reward employees and leaders who are key to our successful growth. Our executive compensation program is designed to reward key leaders for high levels of performance and to maximize shareholder value over time.

        The objectives of our executive compensation program are:

  •
  Aligned with Shareholders:  To align compensation with company performance in meeting both short-term and long-term business objectives and with the interests of our shareholders;

  •
  Retention-Focused:  To enable us to attract, retain and reward leaders who are key to our continued successful growth; and

  •
  Performance-Based:  To reward high levels of performance, with pay-at-risk increasing at higher levels of the organization.

  Financial Performance in Fiscal 2011 and its Effect on Executive Compensation Paid for Fiscal 2011

        Fiscal 2010 was a turnaround year for our company and fiscal 2011 reinforced that improvement with a second consecutive year of sustained profitability. Our fiscal 2011 financial results built upon the growth we experienced in fiscal 2010:

  •
  Net sales for fiscal 2011 increased 5.2% to $963.8 million from $916.6 million in fiscal 2010.

  •
  Comparable store sales for fiscal 2011 increased 5.4% on top of a 7.2% increase in fiscal 2010.

  •
  Net income in fiscal 2011 was $16.5 million, or $0.71 per diluted share, versus net income in fiscal 2010 of $2.9 million, or $0.13 per diluted share.

        Fiscal 2010 and fiscal 2011 were pivotal years as they demonstrated consecutive years of profitability for the first time since fiscal 2004 and fiscal 2005. The improved profitability was achieved through strong sales and margin performance combined with continuing focus on expense control throughout the year.

        As a result of our financial results for fiscal 2011, our named executive officers' compensation remained consistent with fiscal 2010 levels. Specifically:

  •
  The Company set challenging EBITDA target goals for fiscal 2011, which were approved by the Compensation Committee for use as Management Incentive Plan metrics. Because we exceeded our EBITDA targets, our Management Incentive Plan paid at the target funding level set during fiscal 2011.

  •
  Long term equity compensation values in fiscal 2011, as reported on the Summary Compensation Table, exceeded the values reported for fiscal 2010. Although the number of options granted to each named executive officer remained the same, because our stock price at the time of the fiscal 2011 grants was more than double our stock price at the time of the fiscal 2010 grants, the fair value of the awards from a financial accounting perspective (which is reported in the Summary Compensation Table) was significantly higher. The value to our executive officers of this type of compensation is directly linked to the performance of our stock price ("over time"), aligning our executive officers' interests with our shareholders' interests.

Key Elements of Compensation for Fiscal 2011

        The Compensation Committee awarded named executive officers compensation in fiscal 2011 in the form of base salary, annual incentive bonus, and long-term incentives in the form of stock options.

Compensation Philosophy Element Satisfied
Pay Element	Pay Element Description	Link to Performance	Market Position	Aligned with Shareholders	Retention- Focused	Performance- Based
Base Salary	Fixed salary provided to each named executive officer.	Given the achievement of corporate goals exceeding the first half financial plan, as well as the loss of key employees to higher paying positions, the Compensation Committee increased base salaries for key employees other than the CEO effective October 10, 2010. Based on these increases in the Fall of 2010, there were limited base wage increases in 2011.	Generally peer group median	X	X	X
Annual Incentives	Performance-based award provided for performance during fiscal 2011.	Eligible employees may receive performance-based compensation in the form of cash bonuses based on the Company's achievement of EBITDA improvement goals. EBITDA improvement reflects the Company's progress toward achieving sustained profitability year over year. Company must meet threshold EBITDA requirements in order for employees to receive any incentive compensation. In fiscal 2011, Cost Plus met its EBITDA target, resulting in target payouts.	Generally peer group median	X	X	X
Long-Term Incentives	Stock options granted during fiscal 2011.	Equity awards are primarily utilized as a retention vehicle; however, we believe that the use of service-based stock options also encourages consideration for long-term implications of decisions made in the short-term.	Generally peer group median	X	X	X

Governance of Executive Compensation Program

The Role of Shareholder Say-on-Pay Votes

        On June 23, 2011, we held a "say-on-pay" advisory vote on the compensation of our named executive officers for the 2010 fiscal year. Our shareholders overwhelmingly approved the compensation of our named executive officers, with approximately 99% of shareholder votes cast in favor of our compensation policies for our named executive officers. Given this result, and following consideration of it, the Compensation Committee decided to retain our overall approach to executive compensation. Moreover, in determining how often to hold a shareholder advisory vote on the compensation of our named executive officers, the Board took into account our shareholders' preference (approximately 98% of shareholder votes cast) for an annual vote. Specifically, the Board determined that we will hold an annual advisory shareholder vote on the compensation of our named executive officers until considering the results of our next "say-on-pay" frequency vote, anticipated to be held at our 2017 annual meeting.

Role of the Compensation Committee

        The Compensation Committee of the Board oversees our executive compensation program. The Compensation Committee currently consists of independent directors Fredric Roberts, Chairman, Clifford Einstein, John Pound, and Kim Robbins. The Compensation Committee is responsible to the Board for reviewing and approving executive compensation program elements, salary levels, incentive compensation and benefit plans for our Chief Executive Officer and our other executive officers. The Charter of the Compensation Committee is posted on our website at http://worldmarketcorp.com/assets/corporate_files/compensation_com_charter.pdf.

Executive Compensation Process

        At the beginning of each fiscal year, the Compensation Committee reviews the compensation of the Chief Executive Officer and our other senior executives. Typically, the Chief Executive Officer makes compensation recommendations to the Compensation Committee with respect to the executive officers who report to him. The executive officers are not present during these discussions. The Chairman of the Compensation Committee then makes compensation recommendations to the Compensation Committee regarding the Chief Executive Officer, who is not present at that time.

        In making compensation recommendations and decisions for the officers, the Compensation Committee considers a number of factors, including market data provided by its outside consultant; an internal review of each executive's compensation, both individually and relative to other officers; individual performance and expected future contributions; retention needs; and our performance.

Role of Compensation Consultant

        The Compensation Committee engages Mercer (US) Inc. ("Mercer") as its independent compensation consultant. Mercer provides analyses and recommendations that inform the Compensation Committee's decisions; evaluates market data and competitive position benchmarking; and provides updates on market trends and the regulatory environment as it relates to executive and Board of Director compensation. The Compensation Committee requests information and recommendations from Mercer as it deems appropriate in order to assist it in structuring and evaluating our executive compensation programs, plans, and practices. The Compensation Committee's decisions about the executive compensation program, including the specific amounts paid to executive officers, are its own and may reflect factors and considerations other than the information and recommendations provided by Mercer.

        In February 2011, Mercer conducted an Executive Compensation Evaluation for Cost Plus as well as a Non-employee Director Compensation Evaluation. Mercer evaluated the competitiveness of our total executive compensation plan, including base salary, target annual cash incentive opportunity, and long term incentives for executives. Mercer also analyzed and made recommendations on how the board members were compensated in relation to peer companies. The Compensation Committee considered the results of this analysis to guide fiscal 2011 compensation decisions.

        Other than its services as an independent consultant to the Compensation Committee and Board, Mercer does not provide services to Cost Plus.

Risk Considerations

        The Compensation Committee and management review the risks involved with all of Cost Plus' compensation programs on an annual basis. In fiscal 2011, the Compensation Committee evaluated the results of the annual risk assessment and determined that the Company's overall compensation programs do not encourage excessive risk-taking.

        The Compensation Committee considered the following risk-mitigating features of Cost Plus' compensation program in its conclusion:

  •
  balance between fixed and variable compensation, annual and long-term compensation, and cash and equity compensation;

  •
  caps on annual cash incentive award opportunity;

  •
  utilization of objective performance factor focused on enhancing operational efficiency and shareholder value in determination of annual cash incentive awards, coupled with the Compensation Committee's ability to adjust awards downward at its discretion;

  •
  ability to adjust or recover elements of executive compensation under certain circumstances, including, but not limited to, when awards are based on incorrect financial statements.

  •
  use of stock options that vest over a multi-year period, and which expire seven years from the date of grant, encouraging participants to look to long-term appreciation in equity values;

  •
  use of company-wide metrics to determine the amount of a participant's bonus under our incentive bonus plan; and

  •
  systems of internal control over financial reporting, code of business conduct, and whistle-blower program, among other things, reduce the likelihood of manipulation of our financial performance to enhance payments under our incentive bonus plans.

Factors Considered in Determination of Executive Compensation

Benchmark Group

        The Compensation Committee periodically reviews its peer group for appropriateness in terms of size and business structure as well as competition for talent. In conjunction with Mercer, we reviewed and maintained our fiscal 2010 peer group for fiscal 2011 as follows:

Peer Group(1)
Pier 1 Imports
Williams-Sonoma Inc.
Bed Bath & Beyond Inc.
Ethan Allen Interiors Inc.
Haverty Furniture
Jo-Ann Stores Inc.
Kirkland's Inc.
Tuesday Morning Corp.
99 Cent Stores
A.C. Moore Arts & Crafts

(1)
Jo-Ann Stores Inc. and A.C. Moore Arts & Crafts will be removed from the peer group for fiscal 2012, as they are no longer public companies.

        The median revenue size of the 2011 peer group continues to be closely aligned with Cost Plus' revenue size. The peer group companies were chosen because of their general similarity to Cost Plus in business and merchandise focus as well as the fact that they compete with Cost Plus for executive talent.

Executive Compensation Positioning

        Our compensation philosophy is to set base salary ranges at approximately the competitive market median and to provide annual cash bonus incentive opportunities and long-term, equity-based incentive opportunities at median levels, with increasing upside potential for exceeding targets. We do not have a set policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. The appropriate levels and mix of compensation are reviewed annually by our Compensation Committee based on information provided by the compensation consultant and on other factors described below. Our objectives are to ensure competitive base compensation to attract and retain executive talent; to reward performance on an annual basis in the form of cash incentives for performance exceeding specific short-term goals; and to provide equity compensation to enhance employee retention and to align shareholder and employee interests to maximize long-term value creation.

Components of Executive Compensation

Base Salary

        The Compensation Committee determines base salaries annually for each executive based on the competitive market and the other factors described above. In fiscal 2010, the Compensation Committee approved midyear merit and market adjustment salary increases for select named executive officers on October 10, 2010. In light of these increases in the fall of 2010, no increases were approved in fiscal year 2011. Base salaries were as follows:

Named Executive Officer	Fiscal 2011 Base Salary	Fiscal 2010 Base Salary (Post- October 10, 2010)
Barry Feld	$800,000	$800,000
Jane Baughman	$400,000	$400,000
Jeffrey Turner	$360,000	$360,000

        Given that there were no base salary increases for named executive officers in fiscal 2011, the Compensation Committee reviewed whether select merit increases were warranted after the financial results of fiscal 2011 were determined. As a result of this review, and after consideration of the competitive market and other factors described above, on February 28, 2012 the Compensation Committee approved a base salary increase of $20,000 for Jane Baughman (to $420,000) and a base salary increase of $40,000 for Jeffrey Turner (to $400,000).

Management Incentive Plan

        Our Management Incentive Plan (cash incentive program) is a key element of our philosophy to pay our executives for actual performance. The Management Incentive Plan rewards executives for the achievement of short-term goals established by the Compensation Committee near the beginning of each fiscal year. Pursuant to the 2011 Management Incentive Plan, eligible employees could receive performance-based compensation in the form of cash bonuses based on the Company's achievement of its overall earnings goal for the fiscal year ending January 28, 2012. Each eligible employee was assigned an annual incentive payout target percentage, varying by position, at the beginning of the fiscal year. The incentive payout target is 100% of base salary for the Company's Chief Executive Officer and 60% of base salary for the other named executive officers.

        The material terms of the 2011 Management Incentive Plan were as follows:

  •
  Cash bonuses based solely on the achievement of the Company's earnings before interest, taxes, depreciation and amortization (EBITDA) goals (from continuing operations and excluding costs associated with store closures).

  •
  Each eligible employee was assigned an annual incentive payout target percentage, varying by position: 100% of base salary for the Company's Chief Executive Officer and 60% of base salary for the other named executive officers.

	MIP Target Payout— % of Annual Base Pay
	MIP %	Threshold Payout	Maximum Payout
Corporate
CEO	100%	50%	150%
Other Named Executive Officers	60%	30%	90%
  •
  Participants were eligible to receive 0% to 150% of their incentive payout target based on EBITDA performance levels, as set forth below:

2011 MIP Payout Schedule	MIP % of Target
EBITDA (in millions)
<$46	0%
46 - 49	50%
49 - 52	75%
52 - 56.5	100%
56.5 - 61	125%
61 +	150%
  •
  To receive an incentive bonus award under the 2011 Management Incentive Plan, each eligible employee must have actively worked for the Company for at least six months during the applicable fiscal year and must be actively employed with the Company at the time the bonuses are paid, or be on an approved leave of absence from which he or she returns to actively work for the Company for at least one month. In addition, each eligible employee must be in Good Standing (as defined in the 2011 Management Incentive Plan) throughout the fiscal year.

        The Management Incentive Plan was suspended in 2009, given that the Company was in the midst of a turnaround and was not forecasting the level of EBITDA required to justify funding of an incentive plan. The Compensation Committee reinstated the annual incentive plan in fiscal 2010 due to a forecasted increase in EBITDA at a level that allowed for the funding of an incentive plan. Following the Executive Compensation Evaluation conducted by Mercer in fiscal 2011, the Compensation Committee determined that its named executive officers generally fell below the market median for incentive opportunity. As such, the Compensation Committee adjusted annual incentive opportunity for fiscal 2011 by setting the threshold at 50% of target and increasing the maximum payout opportunity to 150% of target, in the event the Company significantly exceeded its target for EBITDA from continuing operations.

        The utilization of EBITDA from continuing operations is intended to focus our executive officers on prudently managing operating efficiency while executing on our strategy, which is expected to increase revenue and profits over time, and enhance shareholder value. We also believe that no bonus compensation should be awarded without generating cash flow. In fiscal 2011, Cost Plus achieved its performance level goals for EBITDA (from continuing operations and excluding costs associated with store closures) such that the Management Incentive Plan paid out at the target of 100%. As such, the Compensation Committee determined that each named executive officer would receive the following annual incentive compensation awards:

Named Executive Officers	Fiscal 2011 Actual Incentive Award
Barry Feld	$800,000
Jane Baughman	$240,127
Jeffrey Turner	$216,000

Long-term Incentive Program

        Our Compensation Committee believes that long-term, equity-based incentive compensation programs align the interests of management, employees and our shareholders in creating long-term shareholder value. Our 2004 Stock Plan provides for the grant of options to purchase shares of our common stock as well as for grants of full value awards, such as restricted stock, restricted stock units, performance shares and performance units. Prior to fiscal 2006, the only types of awards that had been made under the 2004 Stock Plan were stock options.

        The Compensation Committee considers various factors, such as share dilution levels, individual performance, retention concerns, the value of outstanding grants held by executives and the practices of peer group companies in determining the size and type of equity-based awards to Named Executive Officers. In fiscal 2011, each of our Named Executive Officers, with the exception of the Chief Executive Officer, was awarded an option grant to purchase 45,000 shares of our common stock. Our Chief Executive Officer was granted an option to purchase 100,000 shares of our common stock. The Compensation Committee believes that the number of options granted during the year is consistent with historical amounts and continues to provide a retention incentive for Named Executive Officers in order to retain talented employees. As a result, the Compensation Committee determined that it was not necessary or appropriate to increase the number of shares granted during fiscal 2011.

        All of these options have a term of seven years and a four year vesting schedule. These award grants were approved at the first Compensation Committee meeting of fiscal 2011.

        The Compensation Committee has adopted a formal policy for administering grants of awards under our 2004 Stock Plan and 1996 Director Option Plan. Under this policy, all awards under both Plans must be approved by the Compensation Committee. The policy provides that the exercise price of stock options will be the closing price of the common stock on the date of the meeting or the effective date of an action by the written consent of the Compensation Committee members unless a future grant date is specified. The policy provides that awards may not be made to officers or directors with a grant date occurring during the restricted trading periods observed by Cost Plus pending the release of financial results. Grants that are authorized during these periods must specify a specific future grant date, which will typically be at the end of the second full day of trading following the public release of financial results.

Perquisites and Other Benefits

        Our executives receive no perquisites or benefits that are not also available to other eligible employees in the Company.

        We have a 401(k) plan with a provision for an employer match. All of our executives and eligible employees may participate in the plan. In fiscal 2009, as another part of our cost reduction strategy, the employer match was suspended. The match continued to be suspended in fiscal 2010 and fiscal 2011. Based on the financial results with two years of sustained net income profitability, the Compensation Committee approved reinstating the 401(k) employer match program starting in June 2012. The Company will match a total of up to 3% of each employee's deferred income into the 401(k) plan. The Company will match 100% of the first 2% of income deferred and an additional 50% of the next 2% of income deferred.

Employment and Severance Agreements; Change in Control Arrangements

        Other than the employment agreement with our Chief Executive Officer, Barry J. Feld, that we entered into when he commenced employment with Cost Plus in October 2005 and that we amended in March and December of 2008, we do not have employment agreements with our executive officers. The terms of Mr. Feld's agreement are discussed below and under the caption "Employment and Related Agreements; Change in Control Arrangements."

        We have entered into severance agreements with our executive officers and certain other officers. These agreements, as well as Mr. Feld's employment agreement, provide for payments to the officers in certain circumstances upon their involuntary termination, including termination following a change of control (as these terms are defined in the agreements).

        Late in fiscal 2007, our Board and our Compensation Committee became concerned that Cost Plus faced an increased risk of losing its executives to competitors and requested its compensation consultant to review the existing severance provisions for our executives. Mercer delivered its report to the Compensation Committee in February 2008 and made various recommendations regarding Cost Plus' severance arrangements designed to align the Company's severance structure more closely with its peer group. These included recommendations to add benefits continuation provisions to the agreements and to extend the agreements to certain executives deeper in the organization. Mercer also recommended certain amendments to Mr. Feld's employment agreement, including an increase in his base salary, which had not been adjusted since he joined Cost Plus, an increase in his target cash incentive to 100% of base salary, an increased stock option grant and enhancements to his severance pay, continuation of benefits following an involuntary termination of employment for the COBRA period (up to 18 months), long-term disability providing for a benefit of at least 50% of his base salary and an extension of his contract term. Following further consideration of these recommendations by the Compensation Committee and consultation with the Board, Cost Plus entered into an amended employment agreement with Mr. Feld in March 2008. The existing employment severance agreements with the Named Executive Officers and certain other key members of management were amended in May 2008, and Cost Plus entered into severance agreements with certain other executives who had not previously had such agreements. In June 2011, the Compensation Committee extended the termination date of the severance agreements and Change in Control agreements for its Named Executive Officers and other key members of management by an additional year from June 15, 2012 through June 15, 2013. The extension was provided in order to further extend the retention impact of the agreements.

        Additional information regarding Mr. Feld's employment agreement and the severance agreements with other executives is presented below under the caption "Employment and Related Agreements; Change in Control Arrangements."

        Our 2004 Stock Plan provides that in the event of a change of control of Cost Plus, as that term is defined in the 2004 Stock Plan, outstanding stock awards granted under the 2004 Stock Plan shall become fully vested. We may also elect to take certain other actions in the event of a change of control, including accelerating, terminating and canceling outstanding awards in exchange for a per share payment for each share subject to the outstanding awards equal to the number (or amount) and kind of stock, securities, cash, property or other consideration that each holder of a share was entitled to receive in connection with the change of control, reduced in some cases by the per share strike price. We may also elect to have deferred stock units assumed by the acquirer for distribution according to their existing distribution schedule.

        Our Board and the Compensation Committee believe the interests of shareholders will be best served if the interests of our senior management are aligned with them, and providing change-in-control severance benefits should eliminate, or at least reduce, any reluctance or bias on the part of senior management to pursue potential change-in-control transactions that may be in the best interests of shareholders, while simultaneously preserving their neutrality in the negotiation and execution of a transaction favorable to shareholders. In addition, the security of competitive change-in-control severance arrangements serves to eliminate distraction caused by uncertainty about personal financial circumstances during a period in which Cost Plus requires focused and thoughtful leadership to ensure a successful outcome.

Tax and Accounting Considerations

        In designing our compensation programs, we generally take into consideration the accounting and tax effect that each element will or may have on us and the executive officers and other employees as a group. We aim to keep the expense related to our compensation programs as a whole within reasonable affordability levels.

        Section 162(m) of the Internal Revenue Code limits the federal income tax deductibility of compensation paid to our Chief Executive Officer and to each of our two other most highly compensated executive officers. Under Section 162(m), Cost Plus may deduct such compensation with respect to any of these individuals only to the extent that during any fiscal year such compensation does not exceed $1 million or meets certain other conditions (such as qualification of the compensation as "performance-based compensation" under Section 162(m)).

        The cash compensation (base salary and cash incentive) paid to each our Chief Financial Officer and Executive Vice President, Operations and Chief Information Officer in fiscal 2011 was fully deductible for federal income tax purposes because it was less than $1 million per officer. However, a portion of our Chief Executive Officer's cash compensation for the 2011 fiscal year will not be fully deductible because of the 162(m) limitation. As we disclosed in last year's proxy statement, although our Management Incentive Plan pays our officers cash incentive payments based on performance it is not considered "performance-based" under Section 162(m). As a result, the Company's performance last year led to the payment of $800,000 to our Chief Executive Officer that will be partially non-deductible, when combined with his base salary, for federal income tax purposes in 2011. We believe that it was appropriate to pay these amounts because they were paid based on the performance of the Company and the achievement of objectives under the Management Incentive Plan. The Compensation Committee considered the partial non-deductibility of the Chief Executive Officer's payout and determined that its design was appropriate.

        We believe that each stock option granted to our Chief Executive Officer and each of our two other most highly compensated executive officers in fiscal 2011 should qualify as performance-based compensation under Section 162(m) and therefore should be fully deductible by us if they are exercised.

        In designing our compensation programs, we take into consideration the impact of Section 409A of the Internal Revenue Code. Section 409A imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not satisfy the requirements of Section 409A. Consequently, we terminated our nonqualified deferred compensation plan effective March 1, 2006 due to the complexities and restrictions of Section 409A. In addition, we structured our employment severance agreements and our equity awards in a manner intended either to avoid the application of Section 409A or to comply with its requirements.

        Also of consideration is Section 280G and related Internal Revenue Code sections, which provide that executive officers, directors who hold significant shareholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with our change in control that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Although our employment agreement with our Chief Executive Officer provides a gross-up for tax amounts he might pay pursuant to Section 280G, we have not provided any other executive officer or director with a gross-up or other reimbursement amount for Section 280G-related taxes.

Compensation Tables

        The following table presents information concerning the total compensation of Cost Plus' Chief Executive Officer, Chief Financial Officer and Executive Vice President of Operations (the "Named Executive Officers") for services rendered to Cost Plus in all capacities for the fiscal year ended January 28, 2012:

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Barry J. Feld	2011	800,000	713,000	800,000	5,030	2,318,030
President and Chief Executive	2010	800,000	338,000	800,000	5,030	1,943,030
Officer	2009	800,000	57,000	—	5,645	862,645
Jane L. Baughman	2011	400,212	320,850	240,127	961	962,150
Executive Vice President, Chief	2010	349,476	152,100	208,846	835	711,257
Financial Officer and Corporate	2009	325,000	19,950	—	1,780	346,730
Secretary
Jeffrey A. Turner	2011	360,000	320,850	216,000	864	897,714
Executive Vice President,	2010	335,235	152,100	200,308	801	688,444
Operations and Chief	2009	300,000	19,950	—	720	320,670
Information Officer

(1)
Amounts shown do not reflect compensation actually received by the Named Executive Officer. Instead, the amounts represent the aggregate grant date fair value related to option awards granted in the year indicated, pursuant to Statement of Financial Accounting Standards Codification Topic 718. For a discussion of the valuation assumptions, see Note 11 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended January 28, 2012. The actual value that may be realized from an award is contingent upon the satisfaction of the conditions to vesting in that award on the date the award is vested. Thus, there is no assurance that the value, if any, eventually realized will correspond to the amount shown.

(2)
Amounts represent compensation earned during fiscal 2011 and fiscal 2010 under the Company's 2011 Management Incentive Plan and 2010 Management Incentive Plan, respectively.

(3)
Consists of matching contributions made by Cost Plus under its tax-qualified 401(k) Plan and life insurance premiums paid by Cost Plus. Effective March 1, 2009, the Company suspended the employer matching.

        The following table presents information concerning grants of plan-based awards to each of the Named Executive Officers during the fiscal year ended January 28, 2012.

Grants of Plan-Based Awards
For Fiscal Year 2011

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options(#)(2)
								Grant Date Fair Value of Stock and Option Awards ($)(4)
							Exercise or Base Price of Option Awards ($/Sh)(3)
Name	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)
Barry J. Feld	—	—	400,000	800,000	1,200,000	—	—	—
	3/21/2011	2/23/2011	—	—	—	100,000	10.55	713,000
Jane L. Baughman	—	—	120,064	240,127	360,191	—	—	—
	3/21/2011	2/23/2011	—	—	—	45,000	10.55	320,850
Jeffrey A. Turner	—	—	108,000	216,000	324,000	—	—	—
	3/21/2011	2/23/2011	—	—	—	45,000	10.55	320,850

(1)
These columns show the range of potential payouts under the Cost Plus Fiscal 2011 Management Incentive Plan as described under the heading "Management Incentive Plan" in the Compensation Discussion and Analysis and Executive Compensation. The performance target was met in fiscal 2011, and bonus payments at 100% of target were made under the plan during fiscal 2012. The actual amounts awarded under our Management Incentive Plan for fiscal 2011 performance are reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table" above.

(2)
Reflects options to purchase common stock granted pursuant to the 2004 Stock Plan, which have terms of seven years and vest in four equal annual installments on the anniversary date of the grant. For more information regarding these options, see the section entitled "Employment and Related Agreements; Change in Control Arrangements" below.

(3)
The exercise price for the stock option was the closing price of our common stock on the grant date, as reported on the Nasdaq Stock Market.

(4)
The grant date fair value of options is based on the fair value calculated pursuant to Statement of Financial Accounting Codification Topic 718. For a discussion of the valuation assumptions, see Note 11 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended January 28, 2012.

        The following table presents certain information concerning equity awards held by the Named Executive Officers at the end of the fiscal year ended January 28, 2012.

 Outstanding Equity Awards
at Fiscal 2011 Year-End

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#)(1) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Barry J. Feld	4,500	(2)	—		—	21.80	7/22/2012
	6,000	(2)	—		—	22.96	2/26/2013
	12,000	(2)	—		—	38.50	2/26/2014
	12,000	(2)	—		—	26.88	4/01/2012
	200,000		—		—	15.34	10/25/2012
	50,000		—		—	9.38	5/07/2014
	187,500		62,500	(3)	—	3.61	3/24/2015
	100,000		—		—	0.89	3/23/2016
	—		100,000	(4)	—	4.86	6/11/2017
	—		100,000	(5)	—	10.55	3/21/2018
Jane L. Baughman	4,000		—		—	24.31	2/27/2012
	2,229		—		—	22.96	2/26/2013
	3,771		—		—	22.96	2/26/2013
	2,500		—		—	38.50	2/26/2014
	7,500		—		—	38.50	2/26/2014
	10,000		—		—	26.88	4/01/2012
	10,000		—		—	19.17	2/14/2013
	10,000		—		—	9.38	5/07/2014
	30,000		—		—	4.10	9/05/2014
	26,250		8,750	(3)	—	3.61	3/24/2015
	35,000		—		—	0.89	3/23/2016
	—		45,000	(4)	—	4.86	6/11/2017
	—		45,000	(5)	—	10.55	3/21/2018
Jeffrey A. Turner	20,000		—		—	4.34	9/17/2014
	26,250		8,750	(3)	—	3.61	3/24/2015
	35,000		—		—	0.89	3/23/2016
	—		45,000	(4)	—	4.86	6/11/2017
	—		45,000	(5)	—	10.55	3/21/2018

(1)
All options were granted pursuant to our 2004 Stock Plan or the predecessor plan, except as otherwise noted, with an exercise price equal to the fair market value of the common stock on the date of grant, as determined by the Board. The options granted pursuant to the 2004 Stock Plan and predecessor plan have terms of seven years and ten years, respectively.

(2)
Granted to Mr. Feld under the 1996 Director Option Plan.

(3)
Granted on March 24, 2008 and vest annually at a rate of 25% per year.

(4)
Granted on June 11, 2010 and fully vest on June 11, 2012.

(5)
Granted on March 21, 2011 and vest annually at a rate of 25% per year.

Option Exercises and Stock Vested During Fiscal 2011

        No options were exercised by our Named Executive Officers, and no stock held by our Named Executive Officers was subject to vesting, during the fiscal year ended January 28, 2012.

Fiscal 2011 Potential Payments Upon Termination or Change In Control

        The following table shows the amounts each of the Named Executive Officers would receive upon termination or change in control under the employment severance agreements currently in place, assuming that these agreements were in place on January 28, 2012 the last business day of our most recently completed fiscal year, and that the termination had taken place on that date.

		Involuntary Termination(1)
Name	Benefit	Before Change in Control ($)	After Change in Control ($)	Voluntary Termination ($)	Death ($)	Disability ($)
Barry J. Feld	Continuation of Salary(2)	3,200,000	4,800,000	—	—	—
	Bonus payout(3)	800,000	800,000	—	—	—
	Continuation of Medical/Welfare Benefits	33,769	33,769	—	—	—
	Acceleration of stock options(5)	1,782,375	1,782,375	—	—	—

	Total	5,816,144	7,416,144

Jane L. Baughman	Continuation of Salary(4)	400,000	960,000	—	—	—
	Bonus payout(3)	240,127	240,127	—	—	—
	Continuation of Medical/Welfare Benefits	15,856	23,785	—	—	—
	Acceleration of stock options(5)	—	610,063	—	—	—

	Total	655,983	1,833,975

Jeffrey A. Turner	Continuation of Salary(4)	360,000	864,000	—	—	—
	Bonus payout(3)	216,000	216,000	—	—	—
	Continuation of Medical/Welfare Benefits	22,513	33,769	—	—	—
	Acceleration of stock options(5)	—	610,063	—	—	—

	Total	598,513	1,723,832

(1)
The definitions of "involuntary termination" found in Mr. Feld's employment agreement, as amended, and the employment severance agreements are set forth below under the caption "Employment and Related Agreements; Change in Control Arrangements."

(2)
The provisions of Mr. Feld's employment agreement, as amended, relating to compensation in the cases of involuntary termination both prior to a change of control or more than 18 months following a change of control agreements are set forth below under the caption "Employment and Related Agreements; Change in Control Arrangements."

(3)
Mr. Feld's employment agreement, as amended, provides, in the case of involuntary termination, for the payment of 100% of Mr. Feld's target bonus for the year of termination, pro-rated by the portion of the year prior to the termination. The severance agreements of each of our Named Executive Officers, excluding our Chief Executive Officer, provides for payment of a pro rata portion of such executive officer's fiscal year target bonus, if any would have been earned, under Cost Plus' then effective management incentive plan.

(4)
The provisions of the employment severance agreements relating to compensation in the cases of involuntary termination both prior to a change of control or more than 12 months following a change of control agreement are set forth below under the caption "Employment and Related Agreements; Change in Control Arrangements."

(5)
Based on the aggregate market value of unvested option grants and assuming the triggering event took place on the last business day of fiscal 2011 (January 28, 2012), and the price per share of Cost Plus' common stock is the closing price on the NASDAQ Global Select Market as of that date ($13.52). Aggregate market value for options is computed by multiplying (i) the difference between $13.52 and the exercise price of the option, by the number of shares underlying unvested options at January 28, 2012. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Employment and Related Agreements; Change in Control Arrangements

Feld Employment Agreement

        We entered into an employment agreement with our Chief Executive Officer, Barry J. Feld, when he joined the Company in that capacity on October 24, 2005. This agreement was amended on March 12, 2008 and again on December 15, 2008. The amended agreement extends Mr. Feld's employment term by three years to October 24, 2012. Effective February 1, 2008, Mr. Feld's base salary was increased to $800,000 per year, which will be reviewed on an annual basis and may be increased by the Board. Commencing with the 2008 fiscal year, Mr. Feld is eligible for an annual performance bonus target of 100% of his base salary upon achievement of financial and other goals under the Cost Plus Management Incentive Plan or any successor plan, as determined by the Board or Compensation Committee of the Board. Additionally, Mr. Feld is eligible for an annual bonus above the target percentage upon exceptional achievement in exceeding the financial goals established by the Board or Compensation Committee. The Board or Compensation Committee may increase the target bonus in any subsequent year in their sole discretion. Payments made under the employment agreement are eligible for a tax gross-up in the event such payments constitute "parachute payments" within the meaning of Section 280G of the Code.

        In the event Mr. Feld's employment is terminated involuntarily (other than for cause) by Cost Plus prior to a change of control, or more than 18 months following a change of control, Mr. Feld is entitled to receive additional severance compensation, acceleration of his stock options, and certain continued benefits, provided he executes and does not revoke a release of claims within forty-five days of his termination. The severance compensation is made up of two parts: (1) an amount equal to two times the sum of Mr. Feld's current base compensation and target bonus in the year of termination, less applicable tax withholdings, which will be payable ratably over two years following Mr. Feld's termination in accordance with Cost Plus' standard payroll practice, and (2) a lump sum amount equal to 100% of Mr. Feld's target bonus for the year of termination (pro rated to the date of termination). In addition, any unvested stock options held by Mr. Feld will be accelerated and vested in full; any restricted stock units with service-based vesting will vest 100%; and any outstanding performance share awards will accelerate their vesting based upon the achievement of the target performance level (pro rated to the date of termination). He will also be entitled to reimbursement of premiums paid to continue participation in the Company's health, dental and vision insurance plans for a period of up to 18 months.

        In the event Mr. Feld's employment is terminated involuntarily (other than for cause) by the Company on or within the 18-month period after a change of control, Mr. Feld is entitled to receive additional severance compensation, acceleration of his options, and certain continued benefits, provided he executes and does not revoke a release of claims within forty-five days of his termination. The severance compensation is made up of two parts: (1) a lump sum amount equal to three times the sum of Mr. Feld's current base compensation and target bonus in the year of termination, less applicable tax withholdings, which will be payable within 30 days after the effectiveness of Mr. Feld's release of claims, and (2) a lump sum amount equal to 100% of Mr. Feld's target bonus for the year of termination (pro rated to the date of termination). In addition, any unvested stock options held by Mr. Feld will be accelerated and vested in full and any outstanding performance share awards will accelerate their vesting based upon the achievement of the target level (pro rated to the date of termination). He will also be entitled to reimbursement of premiums paid to continue participation in the Company's health, dental and vision insurance plans for a period of up to 18 months. Under the terms of the Company's 2004 Stock Plan, any outstanding restricted stock units will vest 100% upon a change of control.

        Mr. Feld's employment agreement defines "involuntary termination" as (i) our termination of Mr. Feld's employment other than for cause; (ii) a material reduction in Mr. Feld's base salary that is not part of a general reduction of officer salaries; (iii) a material reduction in the executive's duties, responsibilities or authority; (iv) our material breach of any material provision of the agreement which is uncured for 30 days following notice. "Cause" is defined in this agreement as (i) Mr. Feld engages in willful and material misconduct, including willful and material failure to perform his duties as an officer or employee of Cost Plus or a material breach of the employment agreement and fails to cure such default within 30 days after receipt of written notice of default from Cost Plus; (ii) the commission of an act of fraud or embezzlement resulting in loss, damage or injury to Cost Plus, whether directly or indirectly; (iii) Mr. Feld's use of narcotics, liquor or illicit drugs has had a detrimental effect on the performance of his employment responsibilities, as determined by Cost Plus' Board; (iv) Mr. Feld's violation of his obligations of non-solicitation or confidentiality contained in the employment agreement; (v) the conviction of, or plea of nolo contendere by, Mr. Feld on a felony or misdemeanor charge that is either in connection with the performance of Mr. Feld's obligations to Cost Plus or that shall adversely affect his ability to perform such obligations; (vi) gross negligence, dishonesty, breach of fiduciary duty or material breach of the terms of the Agreement or any other agreement in favor of Cost Plus; or (vii) the commission of an act constituting unfair competition with Cost Plus or inducing any vendor or supplier of Cost Plus to break a contract with Cost Plus.

        Mr. Feld's employment agreement defines "change of control" as: (i) the acquisition by any person of securities representing 50% or more of the voting power of our outstanding securities; (ii) a change in the composition of the Board within a two-year period resulting in a minority of incumbent directors; (iii) a merger or consolidation in which our shareholders immediately prior to the transaction hold less than 50% of the voting power of the surviving entity immediately after the transaction or approval by shareholders of a plan of our complete liquidation or of an agreement for our sale or disposition of all or substantially all of our assets; or (iv) the sale or disposition of all or substantially all of our assets.

        In the event that Mr. Feld voluntarily terminates his employment with the Company during the employment term or the Company terminates it for cause, he will receive no additional benefits other than any accrued benefits.

        In the event that the severance payments and other benefits provided for in the agreement or otherwise payable to Mr. Feld constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986 and will be subject to the excise tax imposed by Section 4999 of the Code, Mr. Feld will be paid the amount of the excise tax as well as an additional amount sufficient to pay his federal and state income taxes arising from all such payments.

Employment Severance Agreements

        We have also entered into employment severance agreements with various executives, including our currently employed Named Executive Officers. These employment severance agreements were amended and restated effective as of August 3, 2011. Mr. Feld did not enter into a separate employment severance agreement, and the severance provisions of his employment agreement are discussed above. Our Board and the Compensation Committee believe these agreements are necessary for us to attract and retain qualified executives.

        These agreements provide for payments to our current Named Executive Officers in the event an officer's employment is terminated involuntarily (other than for cause) by the Company prior to a change of control, or more than 12 months following a change of control. In such a case, the officer is entitled to receive additional severance compensation and certain continued benefits. The severance compensation is made up of two parts: (1) salary continuation, in accordance with the Company's standard payroll practice, at the officer's current base compensation level for 12 months after the officer's termination date, and (2) a lump sum amount equal to the officer's target bonus for the year of termination (pro rated to the date of termination) to the extent that the relevant performance targets are achieved by the Company, and to be paid at the time bonuses for the completed fiscal year are paid to other executives (or earlier, as required for purposes of Section 409A of the Code). In addition, the officer will be entitled to reimbursement of premiums paid to continue participation in the Company's health, dental and vision insurance plans for up to the same period of time for which he or she receives salary continuation payments.

        The employment severance agreements also provide for payments to our current Named Executive Officers in the event an officer's employment is terminated involuntarily (other than for cause) by the Company on or within the 12-month period after a change of control. In such a case, the officer is entitled to receive additional severance compensation and certain continued benefits. The severance compensation is made up of two parts: (1) a lump sum amount equal to 150% of the sum of the officer's current base compensation plus target bonus in the year of termination, less applicable tax withholdings, which will be payable within 30 days after termination of employment, and (2) a lump sum amount equal to the officer's target bonus for the year of termination (pro rated to the date of termination) to the extent that the relevant performance targets are achieved by the Company, and to be paid at the time bonuses for the completed fiscal year are paid to other executives (or earlier, as required for purposes of Section 409A of the Code). In addition, the officer will be entitled to reimbursement of premiums paid to continue participation in the Company's health, dental and vision insurance plans for up to 18 months.

        Upon a change of control that occurs while one of our current Named Executive Officers remains an employee of the Company, the officer will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights. All restrictions on restricted stock and restricted stock units will lapse at that time as well. With respect to all awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all other terms and conditions met. Such vesting will be pro-rated to reflect the amount of time the executive was employed during the applicable performance period.

        In the event that one of our current Named Executive Officers voluntarily terminates his or her employment with the Company during the employment term or the Company terminates it for cause, he or she will receive no additional benefits other than any accrued benefits.

        The employment severance agreements will terminate on June 15, 2013 or one year after a change in control that occurs before June 15, 2013, whichever is later. If any executive becomes entitled to involuntary termination benefits, his or her agreement will not terminate until all of the obligations in the agreement have been satisfied.

        The employment severance agreements define an "involuntary termination" as (i) our termination of the executive's employment other than for cause; (ii) a material reduction in the executive's base salary relative to salaries of comparable Company executives; (iii) our material breach of any material provision of the agreement which is uncured for 30 days following notice; (iv) a material reduction in the executive's duties, responsibilities or authority; or (v) a material change in work location. "Cause" is defined in these agreements as (i) the executive's continued intentional and demonstrable failure to perform his or her duties after the executive has received a written demand of performance and has failed to cure such non-performance within thirty (30) days after receiving such notice; (ii) the executive's conviction of, or plea of nolo contendere to, a felony that the Board reasonably believes has had or will have a material detrimental effect on the reputation or business of Cost Plus; or (iii) the executive's commission of an act of fraud, embezzlement, misappropriation, willful misconduct, or breach of fiduciary duty against, and causing material harm to Cost Plus.

        The employment severance agreements define "change of control" as: (i) the acquisition by any person of securities representing 50% or more of the voting power of our outstanding securities; (ii) a change in the composition of the Board within a one-year period resulting in a minority of incumbent directors; (iii) a merger or consolidation in which our shareholders immediately prior to the transaction hold less than 50% of the voting power of the surviving entity immediately after the transaction or approval by shareholders of a plan of our complete liquidation or of an agreement for our sale or disposition of all or substantially all of our assets; or (iv) the sale or disposition of 50% or more of the fair market value of all of our assets.

        Our 2004 Stock Plan provides that in the event of a change of control of Cost Plus, as that term is defined in the 2004 Stock Plan, outstanding equity awards granted under the 2004 Stock Plan shall become fully vested. We may also elect to take certain other actions in the event of a change of control, including, depending on the type of award, deeming options and stock appreciation rights to be exercised or terminating outstanding awards in exchange for a per share payment for each share subject to the outstanding awards equal to the number (or amount) and kind of stock, securities, cash, property or other consideration that each holder of a share was entitled to receive in connection with the change of control, reduced in some cases by the per share strike price. We may also elect to have deferred stock units assumed by the acquirer for distribution according to their existing distribution schedule. In the event of a change of control that is consummated pursuant to a merger, consolidation or reorganization, we may also assume options and stock appreciation rights, and upon exercise, participants will receive the same number (or amount) and kind of stock, securities, cash, property or other consideration that each holder of a share was entitled to receive in the transaction.

 REPORT OF THE COMPENSATION COMMITTEE

        The information in the following report shall not be deemed to be "soliciting material" or to be filed with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that Cost Plus specifically incorporates it by reference into such filing.

        The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis and Executive Compensation for the fiscal year ended January 28, 2012 with management. In reliance on the reviews and discussions referred to above, the Compensation Committee recommended to the Board and the Board has approved, that the Compensation Discussion and Analysis and Executive Compensation be included in the Form 10-K/A for the fiscal year ended January 28, 2012 for filing with the SEC.

Respectfully submitted by:

THE COMPENSATION COMMITTEE

Fredric M. Roberts, Chairman
Clifford J. Einstein
John C. Pound
Kim D. Robbins

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
RELATED STOCKHOLDER MATTERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of May 23, 2012 by:

  •
  each shareholder known by us to beneficially own more than 5% of our outstanding shares of common stock;

  •
  each of our directors;

  •
  each of the executive officers; and

  •
  all of our current directors, and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise noted, the shareholders named in the table have sole voting and investment power with respect to all shares of common stock owned by them, subject to applicable common property laws. In computing the number of shares of common stock beneficially owned, shares subject to options or warrants held by a shareholder that are exercisable within sixty days of May 23, 2012 are deemed outstanding for the purpose of determining the percentage ownership of that shareholder. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other shareholder. As of May 23, 2012, we had 22,515,752 shares of common stock outstanding. Unless otherwise indicated, the address for each person is our principal office address at 200 4th Street, Oakland, California 94607.

 Beneficial Ownership
at May 23, 2012†

Name and Address	Shares Beneficially Owned	Shares Underlying Options	Total Shares Beneficially Owned	Percent of Shares Beneficially Owned(1)
5% or Greater Shareholders:
Red Mountain Capital Partners LLC(2) 10100 Santa Monica Boulevard, Suite 925 Los Angeles, CA 90067	3,228,111	—	3,228,111	14.3%
Stephens Investments Holdings LLC(3) 111 Center Street Little Rock, AR 72201	2,668,417	—	2,668,417	11.9
Directors and Officers
Barry J. Feld	66,700	747,500	814,200	3.5
Fredric M. Roberts	250,000	124,500	374,500	1.7
Kenneth Stevens	25,000	25,500	50,500	*
Danny W. Gurr	17,480	69,500	86,980	*
Jane L. Baughman	11,765	192,250	204,015	*
Joseph H. Coulombe(4)	11,500	71,000	82,500	*
Jeffrey Turner	10,000	146,250	156,250	*
Kim D. Robbins	4,000	66,500	70,500	*
Mark R. Genender	—	—	—	*
John C. Pound(5)	15,000	—	15,000	*
All current executive officers and directors as a group (11 persons)	440,945	1,484,500	1,925,445	8.0%

*
Less than 1%

†
On May 8, 2012, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Bed Bath & Beyond Inc., a New York corporation ("Parent"), and Blue Coral Acquisition Corp., a California corporation and a wholly-owned subsidiary of Parent ("Merger Sub").

Concurrently with the execution of the Merger Agreement, affiliates of Red Mountain Capital Partners LLC and Stephens Investments Holdings LLC entered into Support and Tender Agreements with Parent and Merger Sub pursuant to which such shareholders agreed to support the transactions contemplated by the Merger Agreement, upon the terms and subject to the conditions of such agreements. The shares subject to the Support and Tender Agreements comprise approximately 26% of the outstanding Company Common Stock. The Support and Tender Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement.

(1)
Percentage ownership is based on 22,515,752 shares outstanding as of May 23, 2012 plus any shares issuable pursuant to the options held by the person or group in question that may be exercised within 60 days after May 23, 2012. These shares are not deemed exercisable for purposes of computing the beneficial ownership of any other person or group.

(2)
Reflects ownership as reported on Schedule 13D/A filed May 8, 2012 with the SEC by Red Mountain Capital Partners LLC ("RMCP LLC"), Red Mountain Capital Management, Inc. ("RMCM"), Red Mountain Capital Partners II, L.P. ("RMCP II"), Red Mountain Capital Partners III, L.P. ("RMCP III"), RMCP GP LLC ("RMCP GP"), and Willem Mesdag. According to such Schedule 13D/A, Red Mountain Capital Partners LLC is the parent holding company of a group of investment companies or other managed accounts, including Red Mountain Capital Partners II, L.P. (which has sole voting power and sole dispositive power with respect to 1,542,150 shares) and Red Mountain Capital Partners III, L.P., (which has sole voting power and sole dispositive power with respect to 1,656,961 shares). Red Mountain Capital Partners LLC holds directly 29,500 shares of Common Stock. RMCP GP is the general partner of each of RMCP II and RMCP III and thus may be deemed to control each of RMCP II and RMCP III. RMCP LLC is the managing member of RMCP GP and thus may be deemed to control RMCP GP and each entity directly or indirectly controlled by RMCP GP. RMCM is the managing member of RMCP LLC and thus may be deemed to control RMCP LLC and each entity directly or indirectly controlled by RMCP LLC. Mr. Mesdag is the president, sole executive officer, sole director and sole shareholder of RMCM and thus may be deemed to control RMCM and each entity directly or indirectly controlled by RMCM. Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMCP II and RMCP III, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own and to have the power to vote or direct the vote, or dispose or direct the disposition of all of these shares. Each of RMCM and Mr. Mesdag disclaims beneficial ownership of these shares.

(3)
Reflects ownership as reported on Schedule 13D filed on May 8, 2012 with the SEC by Stephens Investments Holdings LLC.

(4)
Includes 5,020 shares held by Mr. Coulombe through his IRA and 6,840 shares held of record by the Coulombe Family Trust of July 26, 1980, of which Mr. and Mrs. Coulombe are co-trustees.

(5)
Represents 15,000 shares held by the Estate of Robert V. Pound, of which Mr. John C. Pound is the sole executor and a beneficiary.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership on Form 3 and reports of changes in ownership of our common stock and other equity securities on Form 4 or Form 5. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

        Based solely on our review of the copies of such reports furnished to us, or written representations from certain reporting persons, we believe that, during the fiscal year ended January 28, 2012, all filing requirements applicable to Cost Plus' officers, directors and greater than 10% shareholders were met, with the exception of Willem Mesdag, who filed one late Form 4 reporting one transaction.

 ANNEX B

May 8, 2012

  Board of Directors
  Cost Plus, Inc.
  200 4th Street
  Oakland, CA 94604

        Ladies and Gentlemen:

        You have asked us to advise you with respect to the fairness to the holders of Common Stock, par value $0.01 per share ("Company Common Stock") of Cost Plus, Inc. (the "Company") from a financial point of view of the consideration proposed to be received by the holders of Company Common Stock pursuant to the terms of the Agreement and Plan of Merger, substantially in the form of the draft dated as of May 7, 2012 (the "Agreement"), among the Company, Bed Bath and Beyond Inc. ("Parent") and

        Blue Coral Acquisition Corp, a wholly owned subsidiary of Parent ("Merger Sub").

        We understand that the Agreement provides that Parent will cause Merger Sub to commence a tender offer (the "Tender Offer") for all of the outstanding shares of Company Common Stock (the "Shares") pursuant to which Merger Sub will pay $22.00 in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, under circumstances specified in the Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation in the merger as a wholly-owned subsidiary of Parent (the "Merger", together with the Tender Offer and any other transactions contemplated by the Merger Agreement, the "Transaction") and that, upon the effectiveness of the Merger, each Share not tendered in the Tender Offer (other than Shares held by stockholders properly exercising appraisal rights) will be converted into the right to receive $22.00 in cash.

        For purposes of the opinion set forth herein, we have:

            (i)  reviewed certain publicly available financial statements and other information of the Company;

           (ii)  reviewed certain internal financial statements and other financial and operating data concerning the Company prepared and provided to us by the management of the Company;

          (iii)  reviewed certain financial projections for the Company, prepared and provided to us by the management of the Company;

          (iv)  discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

           (v)  reviewed the reported prices and trading activity of the Company Common Stock;

          (vi)  compared the financial performance and condition of the Company and the reported prices and trading activity of the Company Common Stock with that of certain other publicly traded companies that we deemed relevant;

         (vii)  reviewed publicly available information regarding the financial terms of certain transactions that we deemed relevant, in whole or in part;

        (viii)  participated in certain discussions among management and other representatives of each of Parent and the Company;

          (ix)  reviewed the draft Agreement and the Support and Tender Agreements, dated May 7, 2012, each by and among Parent, Merger Sub and the shareholder named therein; and

           (x)  performed such other analyses as we have deemed appropriate.

        We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information and have relied on such information being complete and correct. We have relied on assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any respect material to our opinion. With respect to the financial projections we have assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not conducted a physical inspection of the facilities or property of the Company. We have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal. Furthermore, we have not considered any tax, accounting or legal effects of the Transaction or the transaction structure on any person or entity.

        We have assumed that the final form of the Agreement will be substantially the same as the last draft, dated May 7, 2012, reviewed by us and will not vary in any respect material to our analysis. We have also assumed that the Transaction will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any material term, condition or agreement (including, without limitation, the consideration proposed to be received by the holders of Company Common Stock in connection with the Transaction), and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction. We have further assumed that all representations and warranties set forth in the Agreement are and will be true and correct as of all the dates made or deemed made and that all parties to the Agreement will comply with all covenants of such parties thereunder.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of May 7, 2012. In particular, we do not express any opinion as to the prices at which shares of Company Common Stock may trade at any future time. Furthermore, our opinion does not address the Company's underlying business decision to undertake the Transaction, and our opinion does not address the relative merits of the Transaction as compared to any alternative transactions that might be available to the Company. Our opinion does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise except as expressly identified herein.

        In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party, other than Parent, with respect to a merger or other business combination transaction involving the Company or any of its assets.

        We have acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Transaction and a portion of which is payable upon the delivery of this opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In the past we have provided, currently are providing and in the future may provide financial advisory services to the Company and its affiliates and have received and in the future may receive compensation for rendering these services. The issuance of this opinion has been authorized by our fairness opinion committee.

        This letter is solely for the information of the Board of Directors of the Company, and may not be reproduced, summarized, described, referred to or used for any other purpose without our prior written consent, except as part of an offer to purchase and Schedule 14D-9 relating to the Tender Offer and a proxy statement relating to the vote of the holders of Company Common Stock in connection with the

Transaction. We express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the consideration to be received by the holders of Company Common Stock pursuant to the Agreement. This letter does not constitute a recommendation to any holder of Company Common Stock as to whether or not such holder should tender its Shares pursuant to the Tender Offer or how any such holder should vote on the Transaction or act on any matter relating to the Transaction.

        Based on, and subject to, the foregoing, we are of the opinion that on the date hereof, the consideration to be received by the holders of Company Common Stock in connection with the Transaction is fair from a financial point of view to the holders of Company Common Stock.

Very truly yours,

/s/ PETER J. SOLOMON COMPANY L.P. PETER J. SOLOMON COMPANY L.P.

 ANNEX C

SECTION 1300-1313 OF THE CALIFORNIA GENERAL CORPORATION LAW

§ 1300. Reorganization or short-form merger; dissenting shares; corporate purchase at fair market value; definitions

        (a)   If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

        (b)   As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

          (1)   Which were not immediately prior to the reorganization or short-form merger listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

          (2)   Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

          (3)   Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

          (4)   Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

        (c)   As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

§ 1301. Notice to holders of dissenting shares in reorganizations; demand for purchase; time; contents

        (a)   If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

        (b)   Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

        (c)   The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what that shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

§ 1302. Submission of share certificates for endorsement; uncertificated securities

        Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

§ 1303. Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment

        (a)   If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

        (b)   Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

§ 1304. Action to determine whether shares are dissenting shares or fair market value; limitation; joinder; consolidation; determination of issues; appointment of appraisers

        (a)   If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

        (b)   Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

        (c)   On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

§ 1305. Report of appraisers; confirmation; determination by court; judgment; payment; appeal; costs

        (a)   If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

        (b)   If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

        (c)   Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

        (d)   Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

        (e)   The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

§ 1306. Prevention of immediate payment; status as creditors; interest

        To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

§ 1307. Dividends on dissenting shares

        Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

§ 1308. Rights of dissenting shareholders pending valuation; withdrawal of demand for payment

        Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

§ 1309. Termination of dissenting share and shareholder status

        Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

          (a)   The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

          (b)   The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

          (c)   The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

          (d)   The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

§ 1310. Suspension of right to compensation or valuation proceedings; litigation of shareholders' approval

        If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

§ 1311. Exempt shares

        This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

§ 1312. Right of dissenting shareholder to attack, set aside or rescind merger or reorganization; restraining order or injunction; conditions

        (a)   No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

        (b)   If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

        (c)   If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

§ 1313. Conversions deemed to constitute a reorganization; application of chapter

        A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.